Exhibit 99.1

2022 Semi-Annual Report
Second Quarter 2022

Also available at www.cnhindustrial.com

CNH Industrial N.V.
Corporate Seat: Amsterdam, the Netherlands
Principal Office: 25 St. James’s Street, London, SW1A 1HA, United Kingdom
Share Capital: €17,608,744.72 (as of June 30, 2022)
Amsterdam Chamber of Commerce: reg. no. 56532474

Contents 1

BOARD OF DIRECTORS AND
AUDITOR

BOARD OF DIRECTORS Chair Suzanne Heywood	INDEPENDENT AUDITOR Ernst & Young Accountants LLP
Chief Executive Officer
Scott W. Wine(a)
Directors
Léo W. Houle(2)(3)(*)
Catia Bastioli (2)(3)(**)
Howard W. Buffett(2)(3)(**)
John Lanaway(1)(**)
Karen Linehan(1)(**)(b)
Alessandro Nasi(2)(3)
Vagn Sørensen(1)(**)
Asa Tamsons(1)(**)
(1)    Member of the Audit Committee
(2)    Member of the Environmental, Social and Governance Committee
(3)    Member of the Human Capital and Compensation Committee
(*)    Independent Director and Senior Non-Executive Director
(**)    Independent Director
(a)    Mr. Scott W. Wine is Chief Executive Officer since January 4, 2021 and Executive Director since April 15, 2021.
(b)    Ms. Karen Linehan was appointed by the shareholders as non-executive director at the annual general meeting of shareholders of CNH Industrial N.V.
held on April 13, 2022.
Disclaimer
All statements other than statements of historical fact contained in this filing, including competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. Forward looking statements also include statements regarding the future performance of CNH Industrial and its subsidiaries on a standalone basis. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, including any assumptions regarding strategic plans, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.
Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the continued uncertainties related to the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers; supply chain disruptions, including delays caused by mandated shutdowns, industry capacity constraints, material availability, and global logistics delays and constraints; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products, including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by the war in the Ukraine and COVID-19; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used equipment; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; security breaches, cybersecurity attacks, technology failures, and other disruptions to the information technology infrastructure of CNH Industrial and its suppliers and dealers; security breaches with respect to our products; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including other pandemics, terrorist attacks in Europe and elsewhere; our ability to realize the anticipated benefits from our business initiatives as part of our strategic plan; our failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures, strategic alliances or divestitures and other similar risks and uncertainties, and our success in managing the risks involved in the foregoing.
Forward-looking statements are based upon assumptions relating to the factors described in this filing, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside CNH Industrial’s control. CNH Industrial expressly disclaims any intention or obligation to provide, update or revise any forward-looking statements in this announcement to reflect any change in expectations or any change in events, conditions or circumstances on which these forward-looking statements are based. Further information concerning CNH Industrial, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).
All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.
Board of Directors and Auditor 2

SEMI-ANNUAL MANAGEMENT REPORT
(Unaudited)

Semi-Annual Management Report 3

GENERAL
CNH Industrial N.V. (or the “Company”) is incorporated in, and under the laws of the Netherlands. CNH Industrial has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. The Company was formed on September 29, 2013 as a result of the business combination transaction between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). Unless otherwise indicated or the context otherwise requires, the terms “we”, “us”, “our”, "CNH Industrial" and the "Group" refer to CNH Industrial and its subsidiaries.
CNH Industrial reports quarterly and annual consolidated financial results in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”) for U.S. Securities and Exchange Commission (“SEC”) reporting purposes, and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union (“EU-IFRS”) for European listing proposes and for Dutch law requirements. The reconciliation from EU-IFRS figures to U.S. GAAP is presented, on a voluntary basis, in the Notes to the Semi-Annual Condensed Consolidated Financial Statements.
Financial information included in this Semi-Annual Report has been prepared in accordance with EU-IFRS and is prepared using the U.S. dollar as the presentation currency.
During 2021, CNH Industrial completed a strategic project to separate the Commercial and Specialty Vehicles business, the Powertrain business, and the related Financial Services business (together the “Iveco Group Business”) from the Agriculture business, the Construction business, and the related Financial Services business.
The Iveco Group Business was separated from CNH Industrial N.V. in accordance with Section 2:334a (3) of the Dutch Civil Code (Burgerlijk Wetboek) by way of a legal statutory demerger (juridische afsplitsing) to Iveco Group N.V. (the “Demerger”), effective January 1, 2022.
On January 3, 2022, Iveco Group N.V. common shares began trading on the regulated market Euronext Milan, under the ticker symbol ‘IVG’. As a result of the Demerger, each holder of CNH Industrial N.V. common shares (and special voting shares as the case may be) received one Iveco Group N.V. share for every five CNH Industrial N.V. common shares (or special voting share as the case may be) held at close of business on the record date for allocation (January 4, 2022). Since January 3, 2022, CNH Industrial N.V. and Iveco Group N.V. have been quoted separately on the regulated markets and operate as independent listed companies, each with its own management and Board of Directors.
As the transaction took effect on January 1, 2022, the Semi-Annual Condensed Consolidated Financial Statements for the six months ended June 30, 2022, relate to the remaining CNH Industrial business. Moreover, in accordance with IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations for the corresponding information of earlier periods, the Iveco Group Business is classified and presented as Discontinued Operations in these Semi-Annual Condensed Consolidated Financial Statements.
For additional details of items presented under Discontinued Operations in the Semi-Annual Condensed Consolidated Statements of Income, Financial Position and Cash Flows, refer to the section “Scope of Consolidation - Iveco Group Business Spin-off”.
Additionally, as the Demerger is a “business combination involving entities or businesses under common control”, it is outside the scope of application of IFRS 3 – Business Combinations and IFRIC 17- Distributions of Non-cash Assets to Owners. Accordingly, in the 2022 consolidated financial statements for CNH Industrial Post-Demerger the opening position for items in the statement of financial position will be equivalent to the carrying amounts reported in the consolidated financial statements of CNH Industrial Pre-Demerger.
Until December 31, 2021, CNH Industrial N.V. owned and controlled the Commercial and Specialty Vehicles business, the Powertrain business, and the related Financial Services business (together the “Iveco Group Business” or the “On-Highway Business”), which are classified as Discontinued Operations, as well as the Agriculture business, the Construction business, and the related Financial Services business (collectively, the “Off-Highway Business”) which are classified as Continuing Operations, as following:
Continuing Operations – Industrial Activities Segments
▪Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde and Överum brands in Europe and the Miller brand, primarily in North America and Australia.
▪Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders and compact track loaders. Construction equipment is sold under the CASE Construction Equipment, New Holland Construction and Eurocomach brands.
Semi-Annual Management Report 4

Discontinued Operations – Industrial Activities Segments
▪Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, city-buses, commuter buses under the IVECO BUS (previously Iveco Irisbus) and HEULIEZ BUS brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.
▪Powertrain designs, manufactures and distributes, under the FPT Industrial brand, a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.
Financial Services
▪Financial Services provides and administers retail financing to customers for the purchase or lease of new and used agricultural and construction equipment sold by CNH Industrial brand dealers. In addition, Financial Services provides wholesale financing to CNH Industrial brand dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies. The European operations of CNH Industrial Financial Services are supported by the Iveco Group's Financial Services segment. CNH Industrial provides financial services to Iveco Group companies in the South America, Asia Pacific and North America regions.
Certain financial information in this report has been presented by geographic area. Beginning January 1, 2022, our geographical regions are: (1) North America; (2) Europe, Middle East and Africa; (3) South America and (4) Asia Pacific. Prior amounts have been conformed to these regions. The geographic designations have the following meanings:
▪North America: United States, Canada, and Mexico;
▪Europe, Middle East, and Africa: member countries of the European Union, European Free Trade Association, the United Kingdom, Ukraine, Balkans, Russia, Turkey, the African continent, and the Middle East;
▪South America: Central and South America, and the Caribbean Islands; and
▪Asia Pacific: Continental Asia (including the Indian subcontinent) and Oceania
This Semi-Annual Report is unaudited.

Semi-Annual Management Report 5

Alternative performance measures (or “Non-GAAP financial measures”)
CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers' ability to assess CNH Industrial's financial performance and financial position. Management uses these non-GAAP financial measures to identify operational trends, as well as to make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under EU-IFRS or U.S. GAAP and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with EU-IFRS or U.S. GAAP.
As of June 30, 2022, CNH Industrial's non-GAAP financial measures are defined as follows:
▪Adjusted EBIT of Industrial Activities under EU-IFRS: is defined as Profit/(loss) before taxes, Financial Services' results, Industrial Activities' financial expenses, restructuring costs, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.
▪Adjusted EBIT of Industrial Activities under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as net income/(loss) before income taxes, Financial Services' results, Industrial Activities' interest expenses, net, foreign exchange gains/(losses), finance and non-service component of pension and Other post-employment benefit costs, restructuring expenses, and certain non-recurring items.
▪Adjusted Diluted EPS under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is computed by dividing Adjusted Net Income/(loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.
▪Net Cash/(Debt) and Net Cash/(Debt) of Industrial Activities under EU-IFRS: Net Cash/(Debt) is defined as total Debt plus Derivative liabilities, net of Cash and cash equivalents, Current securities, Derivative assets and Other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties). We provide the reconciliation of Net Cash/(Debt) to Total (Debt), which is the most directly comparable GAAP financial measure included in our consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Cash (Debt) of Industrial Activities.
▪Net Cash/(Debt) and Net Cash/(Debt) of Industrial Activities under U.S. GAAP: are derived from financial information prepared in accordance with U.S. GAAP. Net Cash/(Debt) under U.S. GAAP is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and derivative hedging debt.
▪Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow) under EU-IFRS: refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in property, plant and equipment and intangible assets; as well as other changes and intersegment eliminations.
▪Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow) under U.S. GAAP: refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.
▪Available Liquidity under IFRS: is defined as Cash and cash equivalents (including restricted cash), undrawn committed facilities and other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties).
▪Change excl. FX or Constant Currency: we discuss the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Semi-Annual Management Report 6

RESULTS OF OPERATIONS
Introduction
The operations, and key financial measures and financial analysis, differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, for a better understanding of our operations and financial results, we present the following commentary split by Industrial Activities and Financial Services. Industrial Activities represent the activities carried out by the two industrial segments Agriculture and Construction, as well as Corporate functions. The parent company, CNH Industrial N.V., is included under Industrial Activities as well as subsidiaries that provide centralized treasury services (i.e., raising funding in the market and financing Group subsidiaries). The activities of the treasury subsidiaries do not include the offer of financing to third parties. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated data.
Iveco Group Business Spin-off
During 2021, CNH Industrial completed a strategic project to separate the Commercial and Specialty Vehicles business, the Powertrain business, and the related Financial Services business (together the “Iveco Group Business”) from the Agriculture business, the Construction business, and the related Financial Services business.
The Iveco Group Business was separated from CNH Industrial N.V. in accordance with Section 2:334a (3) of the Dutch Civil Code (Burgerlijk Wetboek) by way of a legal statutory demerger (juridische afsplitsing) to Iveco Group N.V. (the “Demerger”), effective January 1, 2022.
As the transaction took effect on January 1, 2022, the Semi-Annual Condensed Consolidated Financial Statements for the six months ended June 30, 2022, relate to the remaining CNH Industrial business. Moreover, in accordance with IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations for the corresponding information of earlier periods, the Iveco Group Business is classified and presented as Discontinued Operations in these Semi-Annual Condensed Consolidated Financial Statements.
For additional detail of items presented under Discontinued Operations in the Semi-Annual Condensed Consolidated Statements of Income, Financial Position and Cash Flows, refer to the section “Scope of Consolidation - Iveco Group Business Spin-off”.
Additionally, as the Demerger is a “business combination involving entities or businesses under common control”, it is outside the scope of application of IFRS 3 – Business Combinations and IFRIC 17- Distributions of Non-cash Assets to Owners. Accordingly, in the 2022 consolidated financial statements for CNH Industrial Post-Demerger the opening position for items in the statement of financial position will be equivalent to the carrying amounts reported in the consolidated financial statements of CNH Industrial Pre-Demerger.
Global Business Conditions
The effects of the COVID-19 pandemic and the related actions of governments and other authorities to contain COVID-19 spread have affected and may continue to affect CNH Industrial’s business, results, cash flow and outlook. Governments in many countries where the Group operates, designated part of our businesses as essential critical infrastructure businesses. This designation allowed us to operate in support of our dealers and customers to the extent possible. CNH Industrial also continues to prioritize the health, safety and well-being of its employees.
COVID-19 pandemic and other economic and geopolitical factors, including inflation, increased raw material prices and the war in Ukraine, continue to create volatility in the global economy, including supply chain disruptions, as well as increased transportation costs. These factors along with intermittent sub-component availability (notably for semiconductors) leads to pressure in productions in our facilities. We continue to work to mitigate the impact of these issues in order to meet end-market demand. We will continue to monitor the situation as conditions remain fluid and evolve throughout the year.
During the first quarter of 2022, CNH Industrial announced it was suspending non-domestic operations in Russia. The Company is supporting its businesses in this market through the continuation of employee salaries and payment of other administrative expenses. As a result of the suspension, the Company evaluated the carrying value of assets held within the Company's Russia operations. Upon completion of the evaluation, during the quarter ended March 31, 2022, the Company recorded charges of $71 million related to asset write downs, financial receivable allowances and a valuation allowance against deferred tax assets. Further escalation in the war in Ukraine could have further adverse effects on us and our operations in Russia. The Russia-Ukraine conflict and the ensuing sanctions to Russia and Belarus and Russian counter-sanctions might create additional tensions in the commodity markets. The Company has no critical supplier in the affected countries, but prices for certain commodities, including natural gas, might increase creating further volatility.
Semi-Annual Management Report 7

Three Months Ended June 30, 2022 compared to Three Months Ended June 30, 2021
Consolidated Results of Operations

	Three Months Ended June 30, 2022					Three Months Ended June 30, 2021(*)
($ million)	Industrial Activities(1)	Financial Services	Elimination		Consolidated	Industrial Activities(1)	Financial Services	Elimination		Consolidated
Net revenues	5,613	468	(11)	(2)	6,070	4,786	390	(7)	(2)	5,169
Cost of sales	4,375	321	(11)	(3)	4,685	3,728	254	(7)	(3)	3,975
Selling, general and administrative costs	381	33	—		414	333	22	—		355
Research and development costs	219	—	—		219	175	—	—		175
Result from investments	24	4	—		28	23	4	—		27
Restructuring costs	6	—	—		6	7	—	—		7
Other income/(expenses)	(30)	—	—		(30)	(26)	(6)	—		(32)
Financial income/(expenses)	(24)	—	—		(24)	(30)	—	—		(30)
PROFIT/(LOSS) BEFORE TAXES	602	118	—		720	510	112	—		622
Income tax (expense) benefit	(185)	(32)	—		(217)	(118)	(28)	—		(146)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	417	86	—		503	392	84	—		476
PROFIT/(LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	—	—	—		—	75	15	—		90
PROFIT/(LOSS) FOR THE PERIOD	417	86	—		503	467	99	—		566
(*) The data for the Three Months Ended June 30, 2021 have been restated to exclude Iveco Group Business, consistent with Iveco Group's classification as a Discontinued Operations for the year ended December 31, 2021. Iveco Group's results are presented as a single line item within the Semi-Annual Condensed Consolidated Income Statement for the three months ended June 30, 2021. The spin-off of Iveco Group took effect on January 1, 2022 (refer to the Section - "Scope of Consolidation - Iveco Group Business Spin-off").
(1) Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company's Agriculture and Construction segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2) Eliminations of Financial Services' interest income earned from Industrial Activities.
(3) Eliminations of Industrial Activities' interest expense to Financial Services.
Net revenues
Net revenues were $6,070 million in the three months ended June 30, 2022, an increase of 17.4% (up 20.1% on a constant currency basis) compared to the three months ended June 30, 2021. Net revenues of Industrial Activities were $5,613 million in the three months ended June 30, 2022, an increase of 17.3% compared to the three months ended June 30, 2021 (up 20.2% on a constant currency basis), mainly due to favorable price realization offsetting adverse currency conversion.
Cost of sales
Cost of sales were $4,685 million for the three months ended June 30, 2022 compared with $3,975 million for the three months ended June 30, 2021, as a result of pricing, volumes and favorable mix, offset by cost escalation. As a percentage of net revenues of Industrial Activities, cost of sales was 77.9% in the three months ended June 30, 2022 (77.9% for the three months ended June 30, 2021).
Selling, general and administrative costs
Selling, general and administrative costs were $414 million during the three months ended June 30, 2022 (6.8% of net revenues), up $59 million compared to the three months ended June 30, 2021 (6.9% of net revenues), as expenses returned to more normal levels from the pandemic-affected low levels experienced in the prior years.
Research and development costs
In the three months ended June 30, 2022, research and development costs were $219 million ($175 million in the three months ended June 30, 2021) and included all the research and development costs not recognized as assets in the period amounting to $171 million ($128 million in the three months ended June 30, 2021) and the amortization of capitalized development costs of $48 million ($47 million in the three months ended June 30, 2021). During the three months ended June 30, 2022, CNH Industrial capitalized new expenditures for development costs for $44 million ($38 million in the three months ended June 30, 2021). The costs in both periods were primarily attributable to continued investment in new products, technologies, and digital growth.
Semi-Annual Management Report 8

Result from investments
Result from investments was a net gain of $28 million in the three months ended June 30, 2022 ($27 million for the three months ended June 30, 2021).
Restructuring costs
Restructuring costs for the three months ended June 30, 2022 were $6 million compared to $7 million for the three months ended June 30, 2021.
Other income/(expenses)
Other expenses were $30 million for the three months ended June 30, 2022 compared to $32 million in the three months ended June 30, 2021. In the three months ended June 30, 2022 this item also included $16 million ($49 million after-tax) of loss on the sale of Raven Engineered Films, net of income from the Raven businesses held for sale during the quarter.
Financial income/(expenses)
Financial expenses were $24 million (excluding those of Financial Services) for the three months ended June 30, 2022 compared to $30 million for the three months ended June 30, 2021. The decrease was primarily attributable to a lower negative foreign exchange impact.
Income tax (expense) benefit

	Three Months Ended June 30,
($ million)	2022	2021
Profit/(loss) before taxes	720	622
Income tax (expense) benefit	(217)	(146)
Effective tax rate	30.1%	23.5%
Income tax expense for the three months ended June 30, 2022 was $217 million, compared to an income tax expense of $146 million for the three months ended June 30, 2021. The effective tax rates for the three months ended June 30, 2022 and 2021 were 30.1% and 23.5%, respectively. The 2022 effective tax rate was negatively impacted by a discrete tax charge from the sale of Raven's Engineered Films Divisions which increased the Company's current period effective tax rate by 4.6%.
Excluding the pre-tax and tax impacts of restructuring charges, certain operations of Raven Industries, Inc., charges associated with the Company’s spin-off of its On-Highway business, and the sale of Raven's Engineered Films Division, the effective tax rate was 24.9% for the three months ended June 30, 2022. Excluding the pre-tax and tax impacts of restructuring charges, charges associated with the Company’s spin-off of its On-Highway business, Raven acquisition costs, and non-cash discrete tax benefits, the effective tax rate was 22.8% in the three months ended June 30, 2021.
Profit/(loss) for the period
Net profit of Continuing Operations was $503 million for the three months ended June 30, 2022 compared to a net profit of $476 million for the three months ended June 30, 2021. In the three months ended June 30, 2022, net profit from Continuing Operations included $16 million ($49 million after-tax) of loss on the sale of Raven Engineered Films net of income from the Raven businesses held for sale during the quarter, separation costs in connection with the spin-off of the On-Highway business of $3 million and restructuring costs of $6 million.
Net profit of Continuing Operations in the three months ended June 30, 2021, included separation costs in connection with the spin-off of the On-Highway business of $8 million and restructuring costs of $7 million. In the three months ended June 30, 2021, net profit from Discontinued Operations was $90 million, resulting in a total net profit of $566 million.

Semi-Annual Management Report 9

Industrial Activities Performance
The following tables show net revenues and Adjusted EBIT by segment. Also included is a discussion of results by Industrial Activities and each business segment.
Net revenues by segment

	Three Months Ended June 30,
($ million)	2022	2021	% change	% change excl. FX
Agriculture	4,722	3,979	18.7	21.8
Construction	891	808	10.3	12.3
Eliminations and Other	—	(1)	n.m.	n.m.
Total Net revenues of Industrial Activities	5,613	4,786	17.3	20.2
Financial Services	468	390	20.0	20.8
Eliminations and Other	(11)	(7)	n.m.	n.m.
Total Net revenues	6,070	5,169	17.4	20.1

n.m. – not meaningful.
Adjusted EBIT by segment

	Three Months Ended June 30,
($ million)	2022	2021	Change	2022 Adjusted EBIT margin	2021 Adjusted EBIT margin
Agriculture	662	573	89	14.0%	14.4%
Construction	31	23	8	3.5%	2.8%
Unallocated items, eliminations and other	(43)	(37)	(6)	—	—
Adjusted EBIT of Industrial Activities	650	559	91	11.6%	11.7%
Net revenues of Industrial Activities were $5,613 million during the three months ended June 30, 2022, an increase of 17.3% compared to the three months ended June 30, 2021 (up 20.2% on a constant currency basis), mainly due to favorable price realization.
Adjusted EBIT of Industrial Activities was $650 million during the three months ended June 30, 2022, compared to an adjusted EBIT of $559 million during the three months ended June 30, 2021. The increase in adjusted EBIT was primarily attributable to year over year increases in both Agriculture and Construction segments.
The following tables summarize the reconciliation of Adjusted EBIT of Industrial Activities, a non-GAAP financial measure, to consolidated Profit/(loss), the most comparable EU-IFRS financial measure, for the three months ended June 30, 2022 and 2021.

	Three Months Ended June 30, 2022
($ million)	Agriculture	Construction	Unallocated items, eliminations and other	Total
Consolidated Profit/(loss)				503
Less: Consolidated Income tax (expense) benefit				(217)
Consolidated Profit/(loss) before taxes				720
Less: Financial Services
Financial Services Net income				86
Financial Services Income taxes				32
Add back of the following Industrial Activities items:
Financial expenses				24
Adjustments for the following Industrial Activities items:
Restructuring costs	3	3	—	6
Other discrete items(1)	—	—	18	18
Adjusted EBIT of Industrial Activities	662	31	(43)	650
Semi-Annual Management Report 10

	Three Months Ended June 30, 2021
($ million)	Agriculture	Construction	Unallocated items, eliminations and other	Total
Consolidated Profit/(loss)				476
Less: Consolidated Income tax (expense) benefit				(146)
Consolidated Profit/(loss) before taxes				622
Less: Financial Services
Financial Services Net income				84
Financial Services Income taxes				28
Add back of the following Industrial Activities items:
Financial expenses				30
Adjustments for the following Industrial Activities items:
Restructuring costs	5	2	—	7
Other discrete items(1)	—	—	12	12
Adjusted EBIT of Industrial Activities	573	23	(37)	559
(1) In the three months ended June 30, 2022, this item includes $16 million of loss from the activity of the two Raven businesses held for sale, including the loss on the sale of the Engineered Films Division and $3 million separation costs in connection with the spin-off of the Iveco Group Business. In the three months ended June 30, 2021, this item included $8 million of separation costs in connection with the spin-off of the Iveco Group business.
Agriculture
Net revenues
The following table shows Agriculture net revenues by geographic region for the three months ended June 30, 2022 compared to the three months ended June 30, 2021:
Agriculture Net revenues – by geographic region:

	Three Months Ended June 30,
($ million)	2022	2021	% change
North America	1,757	1,287	36.5
Europe, Middle East, Africa	1,560	1,705	-8.5
South America	939	574	63.6
Asia Pacific	466	413	12.8
Total	4,722	3,979	18.7
n.m. – not meaningful.
Agriculture's net revenues totaled $4,722 million in the three months ended June 30, 2022, an increase of 18.7% compared to the three months ended June 30, 2021 (up 21.8% on a constant currency basis). Net revenues increased mainly due to favorable price realization and better mix, primarily in North America and South America.
In North America, industry volume was flat for tractors over 140 HP and was down 16% for tractors under 140 HP; combines were up 3%. In Europe, Middle East and Africa (EMEA), tractor and combine demand were down 1% and 24%, respectively, with combine demand up when excluding Turkey and Russia. South America tractor demand was up 4% and combine demand was down 14%. Asia Pacific tractor demand was up 11% and combine demand was up 21%.
Adjusted EBIT
Adjusted EBIT was $662 million in the three months ended June 30, 2022, an increase of $89 million compared to the three months ended June 30, 2021. The increase was driven by higher gross profit, partially offset by higher SG&A costs and increased R&D spend. Adjusted EBIT margin was 14.0% (14.4% in the three months ended June 30, 2021).

Semi-Annual Management Report 11

Construction
Net revenues
The following table shows Construction net revenues by geographic region for the three months ended June 30, 2022 compared to the three months ended June 30, 2021:
Construction Net revenues – by geographic region:

	Three Months Ended June 30,
($ million)	2022	2021	% change
North America	412	373	10.5
Europe, Middle East, Africa	234	226	3.5
South America	174	116	50.0
Asia Pacific	71	93	-23.7
Total	891	808	10.3
Construction's net revenues totaled $891 million in the three months ended June 30, 2022, an increase of 10.3% compared to the three months ended June 30, 2021 (up 12.3% on a constant currency basis), as a result of price realization and contribution from the Sampierana business, partially offset by lower volume in all regions except South America.
Global demand for construction equipment decreased in both Heavy and Light sub-segments, with Heavy down 18% and Light down 12%, mostly driven by a 29% decrease in Light and Heavy equipment demand for Asia Pacific, particularly in China. Demand decreased 3% in North America and in EMEA, respectively, and increased 22% in South America.
Adjusted EBIT
Adjusted EBIT was $31 million in the three months ended June 30, 2022, an increase of $8 million compared to the three months ended June 30, 2021. The improvement was due to favorable volume and mix and positive price realization, partially offset by higher freight and raw material costs and increased SG&A spend. Adjusted EBIT margin was 3.5% (2.8% in the three months ended June 30, 2021).
Financial Services Performance

	Three Months Ended June 30,
($ million)	2022	2021	Change
Net revenues	468	390	20.0%
Net income	86	84	2.0
Net revenues
Financial Services' net revenues totaled $468 million in the three months ended June 30, 2022, up 20.0% compared to the three months ended June 30, 2021 (up 20.8% on a constant currency basis), due to higher used equipment sales, higher base rates in South America and higher average portfolios in all regions, partially offset by lower average retail yields in North America.
Net income
Net income of Financial Services was $86 million in the three months ended June 30, 2022, an increase of $2 million compared to the three months ended June 30, 2021, primarily as a result of higher recoveries on used equipment sales, higher base rates in South America, and higher average portfolios in all regions, offset by increased income taxes and unfavorable risk costs.
In the second quarter of 2022, retail loan originations, including unconsolidated joint ventures, were $2.4 billion, flat compared to the second quarter of 2021. The managed portfolio (including unconsolidated joint ventures) was $21.1 billion as of June 30, 2022 (of which retail was 70% and wholesale 30%), up $0.6 billion compared to June 30, 2021 (up $1.7 billion on a constant currency basis).
At June 30, 2022, the receivables balance greater than 30 days past due as a percentage of receivables was 1.5% (1.5% as of June 30, 2021).

Semi-Annual Management Report 12

Six Months Ended June 30, 2022 compared to Six Months Ended June 30, 2021
Consolidated Results of Operations

	Six months ended June 30, 2022					Six Months Ended June 30, 2021(*)
($ million)	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
Net revenues	9,793	933	(19)	(2)	10,707	8,481	786	(12)	(2)	9,255
Cost of sales	7,660	653	(19)	(3)	8,294	6,623	523	(12)	(3)	7,134
Selling, general and administrative costs	710	62	—		772	620	44	—		664
Research and development costs	412	—	—		412	319	—	—		319
Result from investments	42	8	—		50	46	7	—		53
Restructuring costs	8	—	—		8	8	—	—		8
Other income/(expenses)	(40)	1	—		(39)	(38)	(7)	—		(45)
Financial income/(expenses)	(76)	—	—		(76)	(79)	—	—		(79)
PROFIT/(LOSS) BEFORE TAXES	929	227	—		1,156	840	219	—		1,059
Income tax (expense) benefit	(297)	(68)	—		(365)	(200)	(52)	—		(252)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	632	159	—		791	640	167	—		807
PROFIT/(LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	—	—	—		—	142	30	—		172
PROFIT/(LOSS) FOR THE PERIOD	632	159	—		791	782	197	—		979
(*) The data for the Six Months Ended June 30, 2021 have been restated to exclude Iveco Group Business, consistent with Iveco Group's classification as a Discontinued Operations for the year ended December 31, 2021. Iveco Group's results are presented as a single line item within the Semi-Annual Condensed Consolidated Income Statement for the Six Months Ended June 30, 2021. The spin-off of Iveco Group took effect on January 1, 2022 (refer to the Section - "Scope of Consolidation - Iveco Group Business Spin-off").
(1) Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company's Agriculture and Construction segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2) Eliminations of Financial Services' interest income earned from Industrial Activities.
(3) Eliminations of Industrial Activities' interest expense to Financial Services.
Net revenues
Net revenues were $10,707 million in the six months ended June 30, 2022, an increase of 15.7% compared to the six months ended June 30, 2021 (up 17.8% on a constant currency basis). Net revenues of Industrial Activities were $9,793 million in the six months ended June 30, 2022, an increase of 15.5% (up 17.7% on a constant currency basis) compared to the six months ended June 30, 2021, mainly due to favorable price realization.
Cost of sales
Cost of sales were $8,294 million for the six months ended June 30, 2022, compared with $7,134 million for the six months ended June 30, 2021. As a percentage of net revenues, cost of sales of Industrial Activities was 78.2% in the six months ended June 30, 2022, compared to 78.1% for the six months ended June 30, 2021, as a result of pricing and favorable fixed cost absorption, offset by cost escalation. In the six months ended June 30, 2022, cost of sales included $49 million of asset write-downs and financial receivable allowances as a result of the suspension of operations in Russia.
Selling, general and administrative costs
Selling, general and administrative costs were $772 million during the six months ended June 30, 2022 (7.2% of net revenues), up $108 million compared to the six months ended June 30, 2021 (7.2% of net revenues), as expenses returned to more normal levels from the pandemic-affected low levels experienced in the prior years. For the six months ended June 30, 2022 SG&A includes $10 million in write-downs due to the suspension of non-domestic operations in Russia.

Semi-Annual Management Report 13

Research and development costs
In the six months ended June 30, 2022, research and development costs were $412 million ($319 million in the six months ended June 30, 2021) and included all the research and development costs not recognized as assets in the period amounting to $318 million ($226 million in the six months ended June 30, 2021) and the amortization of capitalized development costs of $94 million ($93 million in the six months ended June 30, 2021). During the six months ended June 30, 2022, CNH Industrial capitalized new expenditures for development costs for $83 million ($73 million in the six months ended June 30, 2021). The costs in both periods were primarily attributable to continued investment in new products, technologies, and digital growth.
Result from investments
Result from investments was a net gain of $50 million in the six months ended June 30, 2022 ($53 million in the six months ended June 30, 2021).
Restructuring costs
Restructuring costs were $8 million in the six months ended June 30, 2022 and $8 million in the six months ended June 30, 2021.
Other income/(expenses)
Other expenses were $39 million for the six months ended June 30, 2022 compared to $45 million in the six months ended June 30, 2021. In the six months ended June 30, 2022, this item also included $8 million ($43 million after-tax) of loss on the sale of Raven Engineered Films net of income from the Raven businesses held for sale.
Financial income/(expenses)
Financial expenses were $76 million (excluding those of Financial Services) for the six months ended June 30, 2022, compared to $79 million for the six months ended June 30, 2021, which included a charge of $8 million related to the repurchase of €316 million (equivalent to $371 million) of outstanding notes due May 23, 2022 by CNH Industrial Finance Europe S.A. Excluding this charge, the increase was primarily attributable to a lower cash yield due to Raven acquisition.
Income tax (expense) benefit

	Six Months Ended June 30,
($ million)	2022	2021
Profit (loss) before taxes	1,156	1,059
Income tax (expense) benefit	(365)	(252)
Effective tax rate	31.6%	23.8%
Income tax expense for the six months ended June 30, 2022 was $365 million based on CNH Industrial's profit before taxes of $1,156 million in the period, compared to an income tax expense of $252 million for the six months ended June 30, 2021, which was based on CNH Industrial's profit before taxes of $1,059 million in the period. The effective tax rates for the six months ended June 30, 2022 and 2021 were 31.6% and 23.8%, respectively. The 2022 effective tax rate reflects the Company’s full year estimated annual tax rate, which was calculated in accordance with the applicable jurisdictional tax laws, and includes increases in pre-tax losses for which no deferred tax benefits were recognized, primarily in Russia. Further, discrete tax charges for the derecognition of certain deferred tax assets in Russia, charges associated with unrecognized tax benefits, and a discrete tax charge from the sale of Raven’s Engineered Films Division led to a higher effective tax rate for the six months ended June 30, 2022. The impact from the sale of Raven’s Engineered Films Division increased the current period effective tax rate by 2.9%. Excluding the impacts of restructuring costs, certain operations of Raven Industries Inc., costs associated with the Company’s spin-off of its On-Highway business, costs associated with the Company’s Russian operations, and a discrete tax charge resulting from the sale of Raven’s Engineered Films Division, the effective tax rate was 26.0% in the six months ended June 30, 2022.
The 2021 effective tax rate primarily reflects the Company’s full year estimated annual tax rate, which was calculated in accordance with the applicable jurisdictional tax laws, and includes increases in pre-tax losses for which no deferred tax benefits were recognized. In addition, the Company recorded a small net discrete tax charge from costs associated with unrecognized tax benefits which was largely offset by discrete tax benefits related to tax law changes in certain jurisdictions. Excluding the impacts of restructuring costs, charges for retiring certain debt, Raven acquisition costs, charges associated with the Company’s spin-off of its On-Highway business, and non-cash discrete tax benefits, the effective tax rate was 23.0% for the six months ended June 30, 2021.

Semi-Annual Management Report 14

Profit/(loss) for the period
Net profit from Continuing Operations was $791 million for the six months ended June 30, 2022, compared to $807 million for the six months ended June 30, 2021, In the six months ended June 30, 2022, net profit from Continuing Operations included $8 million ($43 million after-tax) of loss on the sale of Raven Engineered Films net of income from Raven businesses held for sale during the half-year, a charge of $71 million related to assets write-downs, financial receivable allowances and valuation allowances on deferred tax assets as a result of the suspension of operations in Russia, separation costs in connection with the spin-off of the On-Highway business of $6 million and restructuring costs of $8 million.
In the six months ended June 30, 2021, net profit from Continuing Operations included separation costs in connection with the spin-off of the On-Highway business of $9 million, restructuring costs of $8 million as well as a charge of $8 million for the repurchase and early redemption of all CNH Industrial Finance Europe S.A. outstanding notes due May 23, 2022. In the six months ended June 30, 2021, net profit from Discontinued Operations was $172 million, resulting in a total net profit of $979 million.
Industrial Activities Performance
The following tables show net revenues and Adjusted EBIT by segment. Also included is a discussion of results by Industrial Activities and each business segment.
Net revenues by segment

	Six Months Ended June 30,
($ million)	2022	2021	% change	% change excl. FX
Agriculture	8,099	7,018	15.4	17.8
Construction	1,694	1,464	15.7	17.3
Eliminations and Other	—	(1)	n.m.	n.m.
Total Net revenues of Industrial Activities	9,793	8,481	15.5	17.7
Financial Services	933	786	18.7	19.3
Eliminations and Other	(19)	(12)	n.m.	n.m.
Total Net revenues	10,707	9,255	15.7	17.8
Adjusted EBIT by segment

	Six Months Ended June 30,
($ million)	2022	2021	Change	2022 Adjusted EBIT margin	2021 Adjusted EBIT margin
Agriculture	1,083	963	120	13.4%	13.7%
Construction	61	47	14	3.6%	3.2%
Unallocated items, eliminations and other	(73)	(71)	(2)	—	—
Adjusted EBIT of Industrial Activities	1,071	939	132	10.9%	11.1%
Net revenues of Industrial Activities were $9,793 million during the six months ended June 30, 2022, an increase of 15.5% compared to the six months ended June 30, 2021 (up 17.7% on a constant currency basis), mainly due to favorable price realization.
Adjusted EBIT of Industrial Activities was $1,071 million during the six months ended June 30, 2022, compared to an adjusted EBIT of $939 million during the six months ended June 30, 2021. The increase in adjusted EBIT was primarily attributable to increases in both the Agriculture and Construction segments year over year.
Semi-Annual Management Report 15

The following tables summarize the reconciliation of Adjusted EBIT of Industrial Activities, a non-GAAP financial measure, to consolidated Profit/(loss), the most comparable EU-IFRS financial measure, for the six months ended June 30, 2022 and 2021.

	Six Months Ended June 30, 2022
($ million)	Agriculture	Construction	Unallocated items, eliminations and other	Total
Consolidated Profit/(loss)				791
Less: Consolidated Income tax (expense) benefit				(365)
Consolidated Profit (loss) before taxes				1,156
Less: Financial Services
Financial Services Net income				159
Financial Services Income taxes				68
Add back of the following Industrial Activities items:
Financial expenses				76
Adjustments for the following Industrial Activities items:
Restructuring costs	5	3	—	8
Other discrete items(1)	—	—	58	58
Adjusted EBIT of Industrial Activities	1,083	61	(73)	1,071

	Six Months Ended June 30, 2021
($ million)	Agriculture	Construction	Unallocated items, eliminations and other	Total
Consolidated Profit/(loss)				807
Less: Consolidated Income tax (expense) benefit				(252)
Consolidated Profit (loss) before taxes				1,059
Less: Financial Services
Financial Services Net income				167
Financial Services Income taxes				52
Add back of the following Industrial Activities items:
Financial expenses				79
Adjustments for the following Industrial Activities items:
Restructuring costs	7	1	—	8
Other discrete items(1)	—	—	12	12
Adjusted EBIT of Industrial Activities	963	47	(71)	939
(1) In the six months ended June 30, 2022 this item includes $44 million of asset write-downs, $6 million of separation costs incurred in connection with our spin-off of the Iveco Group Business and $8 million of loss from the activity of the two Raven businesses held for sale, including the loss on the sale of the Raven Engineered Films Division. In the six months ended June 30, 2021, this item included $9 million of separation costs in connection with the spin-off of the Iveco Group business.
Agriculture
Net revenues
The following table shows Agriculture net revenues by geographic region for the six months ended June 30, 2022 compared to the six months ended June 30, 2021:
Agriculture Net revenues – by geographic region:

	Six Months Ended June 30,
($ million)	2022	2021	% change
North America	2,933	2,346	25.0
Europe, Middle East, Africa	2,755	2,972	-7.3
South America	1,631	972	67.8
Asia Pacific	780	728	7.1
Total	8,099	7,018	15.4
Net revenues for Agriculture were $8,099 million for the six months ended June 30, 2022, an increase of 15.4% compared to the six months ended June 30, 2021 (up 17.8% on a constant currency basis). The increase was mainly due to favorable price realization and better mix, mostly driven by North America and South America.
For the six months ended June 30, 2022, worldwide industry unit sales for tractors were down 5% compared to the six months ended June 30, 2021, while worldwide industry sales for combines were up 5%. In North America, industry volumes in the over 140 hp tractor market sector were up 4% and combines were down 7%. Industry volumes for under 140 hp tractors in North America were down 13%. European markets were down 6% and 17% for tractors and
Semi-Annual Management Report 16

combines, respectively. In South America, the tractor market increased 7% and the combine market decreased 14%. Asia Pacific markets decreased 2% for tractors and increased 23% for combines.
Adjusted EBIT
Adjusted EBIT was $1,083 million in the six months ended June 30, 2022, an increase of of $120 million compared to the six months ended June 30, 2021. The increase was driven by higher gross profit, partially offset by higher SG&A costs and increased R&D spend. Adjusted EBIT margin was 13.4% (13.7% in the six months ended June 30, 2021).
Construction
Net revenues
The following table shows Construction net revenues by geographic region for the six months ended June 30, 2022 compared to the six months ended June 30, 2021:
Construction Net revenues – by geographic region:

	Six Months Ended June 30,
($ million)	2022	2021	% change
North America	806	654	23.2
Europe, Middle East, Africa	436	397	9.8
South America	307	204	50.5
Asia Pacific	145	209	-30.6
Total	1,694	1,464	15.7
Net revenues for Construction were $1,694 million in the six months ended June 30, 2022, an increase of 15.7% compared to the six months ended June 30, 2021 (up 17.3% on a constant currency basis), as a result of positive price realization and contribution from the Sampierana business.
Global demand in construction equipment decreased in both Heavy and Light sub-segments, with Heavy down 18% and Light down 15%. Demand was flat in North America and increased 3% and 30% in Europe and in South America, respectively. Asia Pacific demand decreased 33%.
Adjusted EBIT
Adjusted EBIT was $61 million in the six months ended June 30, 2022, an increase of $14 million compared to the six months ended June 30, 2021. The improvement was due to favorable volume and mix and positive price realization, partially offset by higher costs. Adjusted EBIT margin at 3.6%.
Financial Services Performance

	Six Months Ended June 30,
($ million)	2022	2021	Change
Net revenues	933	786	18.7%
Net income	159	167	-8.0
Net revenues
Financial Services' net revenues totaled $933 million in the six months ended June 30, 2022, an increase of 18.7% compared to the six months ended June 30, 2021 (up 19.3% on a constant currency basis), due to higher used equipment sales, higher base rates in South America and higher average portfolios in all regions, partially offset by lower retail yields in North America.
Net income
Net income of Financial Services was $159 million in the six months ended June 30, 2022, a decline of $8 million compared to the six months ended June 30, 2021, primarily as a result of higher recoveries on used equipment sales, higher base rates in South America, and higher average portfolios in all regions, offset by increased income taxes and additional risk costs, including $15 million for domestic Russia receivables.
In the six months ended June 30, 2022, retail loan originations, including unconsolidated joint ventures, were $4.6 billion, up $0.2 billion compared to the six months ended June 30, 2021. The managed portfolio, including unconsolidated joint ventures, was $21.1 billion as of June 30, 2022 (of which retail was 70% and wholesale 30%), up $0.6 billion compared to June 30, 2021 (up $1.7 billion on a constant currency basis).

Semi-Annual Management Report 17

CONDENSED STATEMENT OF FINANCIAL POSITION BY ACTIVITY
The operations, and key financial measures and financial analysis, differ significantly for manufacturing and distribution businesses and Financial Services businesses; therefore, for a better understanding of the financial position of CNH Industrial, and in particular of the Net cash/(Debt) position, the Company presents the following table providing the condensed statement of financial position of the Group, split between Industrial Activities and Financial Services.
Specific comments on the Net cash/(Debt) position of CNH Industrial split by Industrial Activities and Financial Services are included in the subsequent section Liquidity and Capital Resources.

	At June 30, 2022					At December 31, 2021
($ million)	Industrial Activities(1)	Financial Services	Elimina-tions		Consoli-dated	Industrial Activities(1)	Financial Services	Elimina-tions		Consoli-dated
ASSETS
Intangible assets:	5,003	138	—		5,141	5,021	138	—		5,159
Goodwill	3,160	117	—		3,277	3,112	118	(1)		3,229
Other intangible assets	1,843	21	—		1,864	1,909	20	1		1,930
Property, plant and equipment	1,679	1	—		1,680	1,695	2	—		1,697
Investments and other non-current financial assets	238	111	—		349	243	112	—		355
Leased assets	29	1,586	(1)		1,614	30	1,708	—		1,738
Defined benefit plan assets	17	—	—		17	19	—	—		19
Deferred tax assets	365	78	(85)	(4)	358	368	72	(73)	(4)	367
Total Non-current assets	7,330	1,914	(85)		9,159	7,376	2,032	(73)		9,335
Inventories	5,515	18	—		5,533	4,199	29	—		4,228
Trade receivables	184	2	(4)	(2)	182	197	1	(6)	(2)	192
Receivables from financing activities	942	16,806	(877)	(3)	16,871	1,012	15,578	(1,147)	(3)	15,443
Current tax receivables	414	7	(362)	(6)	59	83	5	(25)	(6)	63
Other current receivables and financial assets	411	123	—	(2)	534	677	70	—	(2)	747
Prepaid expenses and other assets	111	5	1		117	113	5	—		118
Derivative assets	107	147	(17)	(5)	237	120	77	(13)	(5)	184
Cash and cash equivalents	2,430	425	—		2,855	4,386	658	—		5,044
Restricted cash	144	585	—		729	128	673	—		801
Total Current assets	10,258	18,118	(1,259)		27,117	10,915	17,096	(1,191)		26,820
Assets held for sale	127	—	—		127	490	—	—		490
Assets held for distribution(*)	—	—	—		—	10,735	4,554	(812)	(*)	14,477
TOTAL ASSETS	17,715	20,032	(1,344)		36,403	29,516	23,682	(2,076)		51,122
EQUITY AND LIABILITIES
Total Equity	4,195	2,233	—		6,428	5,427	2,999	—		8,426
Provisions:	2,771	18	—		2,789	3,028	24	—		3,052
Employee benefits	682	12	—		694	921	18	—		939
Other provisions	2,089	6	—		2,095	2,107	6	—		2,113
Debt:	5,276	16,800	(877)	(3)	21,199	6,849	15,987	(1,147)	(3)	21,689
Asset-backed financing	—	9,000	—	(3)	9,000	—	8,875	—	(3)	8,875
Other debt	5,276	7,800	(877)	(3)	12,199	6,849	7,112	(1,147)	(3)	12,814
Derivative liabilities	225	118	(17)	(5)	326	153	42	(13)	(5)	182
Trade payables	3,428	177	(4)	(2)	3,601	3,353	207	(29)	(2)	3,531
Tax liabilities	724	54	(362)	(6)	416	283	42	—	(6)	325
Deferred tax liabilities	19	246	(85)	(4)	180	25	260	(73)	(4)	212
Other current liabilities	973	386	1	(2)	1,360	1,319	404	(2)	(2)	1,721
Liabilities held for sale	104	—	—		104	125	—	—		125
Liabilities held for distribution(*)	—	—	—		—	8,954	3,717	(812)	(*)	11,859
Total Liabilities	13,520	17,799	(1,344)		29,975	24,089	20,683	(2,076)		42,696
TOTAL EQUITY AND LIABILITIES	17,715	20,032	(1,344)		36,403	29,516	23,682	(2,076)		51,122
(1) Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes CNH Industrial's Agriculture and Construction segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2) Eliminations of primarily receivables/payables between Industrial Activities and Financial Services.
(3) Eliminations of financing receivables/payables between Industrial Activities and Financial Services
(4) Reclassification of deferred tax assets/liabilities in the same jurisdiction and reclassification needed for appropriate consolidated presentation.
(5) Eliminations of derivative assets/liabilities between Industrial Activities and Financial Services
(6) Eliminations of tax receivables/payables between Industrial Activities and Financial Services and reclassifications needed for appropriate consolidated presentation.
(*) The assets and liabilities of Iveco Group Business have been classified as Assets held for distribution and Liabilities held for distribution within the Consolidated Statements of Financial Position at December 31, 2021, as requested by the IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations.
Semi-Annual Management Report 18

LIQUIDITY AND CAPITAL RESOURCES
The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statement of cash flows and our condensed consolidated statement of financial position. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. CNH Industrial, focusing on cash preservation and leveraging its good access to funding, continues to maintain solid financial strength and liquidity.

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Cash Flow Analysis
The following table presents the cash flows from operating, investing and financing activities by activity for the six months ended June 30, 2022 and 2021:

			Six months ended June 30,
			2022					2021 (*)
($ million)			Industrial Activities(1)	Financial Services	Elimina-tions		Consoli-dated	Industrial Activities(1)	Financial Services	Elimina-tions		Consoli-dated
A)	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR		4,514	1,331	—		5,845	8,116	1,513	—		9,629
B)	CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
	Profit/(loss)		632	159	—		791	640	167	—		807
	Depreciation and amortization (net of depreciation and amortization of assets under operating leases)		290	1	—		291	267	1	—		268
	(Gains)/losses on disposal of non-current assets and other non-cash items		16	—	—		16	(11)	2	—		(9)
	Other non-cash items		13	35	—		48	—	—	—		—
	Dividends received		125	—	(90)	(2)	35	142	—	(80)	(2)	62
	Change in provisions		(158)	(5)	—		(163)	156	1	—		157
	Change in deferred income taxes		(5)	(34)	—		(39)	(27)	8	—		(19)
	Change in operating lease items	(a)	(2)	127	—		125	—	90	—		90
	Change in working capital		(1,276)	(92)	—		(1,368)	(132)	(22)	—		(154)
	CASH FLOW FROM/(USED IN) OPERATING ACTIVITIES FROM CONTINUING OPERATIONS		(365)	191	(90)		(264)	1,035	247	(80)		1,202
	CASH FLOW FROM/(USED IN) OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS		—	—	—		—	175	46	(2)		219
	TOTAL		(365)	191	(90)		(264)	1,210	293	(82)		1,421
C)	CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
	Investments in:
	Property, plant and equipment and intangible assets (net of assets under operating leases)		(219)	(2)	—		(221)	(178)	(1)	—		(179)
	Consolidated subsidiaries and other equity investments		(32)	—	—		(32)	(16)	—	2		(14)
	Proceeds from the sale of non-current assets		356	—	—		356	12	—	—		12
	Net change in receivables from financing activities		—	(1,407)	—		(1,407)	—	(523)	—		(523)
	Other changes		(974)	342	—		(632)	(281)	(7)	4		(284)
	CASH FLOW FROM/(USED IN) INVESTING ACTIVITIES FROM CONTINUING OPERATIONS		(869)	(1,067)	—		(1,936)	(463)	(531)	6		(988)
	CASH FLOW FROM/(USED IN) INVESTING ACTIVITIES FROM DISCONTINUED OPERATIONS		—	—	—		—	(68)	310	2		244
	TOTAL		(869)	(1,067)	—		(1,936)	(531)	(221)	8		(744)
D)	CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
	Net change in debt and derivative assets/liabilities		(69)	640	—		571	(948)	(4)	—		(952)
	Capital increase		—	—	—		—	—	8	(8)	(3)	—
	Dividends paid		(415)	(90)	90	(2)	(415)	(183)	(82)	82	(2)	(183)
	Purchase of treasury shares		(40)	—	—		(40)	—	—	—		—
	CASH FLOW FROM/(USED IN) FINANCING ACTIVITIES FROM CONTINUING OPERATIONS		(524)	550	90		116	(1,131)	(78)	74		(1,135)
	CASH FLOW FROM/(USED IN) FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS		—	—	—		—	(63)	(351)	—		(414)
	TOTAL		(524)	550	90		116	(1,194)	(429)	74		(1,549)
	Translation exchange differences		(182)	5	—		(177)	(170)	(3)	—		(173)
E)	TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(1,940)	(321)	—		(2,261)	(685)	(360)	—		(1,045)
F)	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD		2,574	1,010	—		3,584	7,431	1,153	—		8,584
	Cash and cash equivalents from Continuing Operations		2,574	1,010	—		3,584	6,870	1,034	—		7,904
	Cash and cash equivalents from Discontinued Operations		—	—	—		—	561	119	—		680
(*) The six months ended June 30, 2021 data have been restated to exclude Iveco Group Business, consistent with Iveco Group's classification as a Discontinued Operations as requested by the IFRS 5 - Non-current Assets Held for Sale and Discontinued Operation. Iveco Group's results are presented as a single line item within the Semi-Annual Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2021. The spin-off of Iveco Group took effect on January 1, 2022 (refer to the Section - "Scope of Consolidation - Iveco Group Business Spin-off").
(a)    Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.
(1)     Industrial Activities represents the enterprise without Financial Services. In the six months ended June 30, 2022 and 2021, Industrial Activities includes CNH Industrial's Agriculture and Construction and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2)     This item includes the elimination of dividends from Financial Services to Industrial Activities, which are included in Industrial Activities net cash from/(used in) operating activities net of the elimination of paid in capital from Industrial Activities to Financial Services.
(3)    This item includes the elimination of paid in capital from Industrial Activities to Financial Services.
Semi-Annual Management Report 20

Cash Flow Analysis
At June 30, 2022, Cash and cash equivalents and Restricted cash were $3,584 million, a decrease of $2,261 million from $5,845 million at December 31, 2021, primarily due to operating activities cash absorption in the period, payment of a dividend, receivables portfolio absorption, and payment to Iveco Group mainly related to the net debt outstanding at December 31, 2021.
At June 30, 2022, Cash and cash equivalents were $2,855 million ($5,044 million at December 31, 2021) and Restricted cash was $729 million ($801 million at December 31, 2021). At June 30, 2022, undrawn medium-term unsecured committed facilities were $5,002 million ($5,177 million at December 31, 2021) and Other current financial assets were $1 million ($2 million at December 31, 2021). At June 30, 2022, the aggregate of Cash and cash equivalents, Restricted cash, undrawn medium-term unsecured committed facilities, other current financial assets, and net financial receivables from Iveco Group, which we consider to constitute our principal liquid assets (or "Available liquidity"(1)), totaled $8,795 million ($10,521 million at December 31, 2021). At June 30, 2022, this amount also included $208 million of net financial receivables from Iveco Group ($503 million of net financial payables at December 31, 2021) consisting of net financial receivables mainly towards Financial Services of Iveco Group. At December 31, 2021, the net financial payables amount was mainly due to cash balances deposited by Iveco Group legal entities to CNH Industrial's central treasury, including cash management and/or cash pooling arrangements.
Net Cash from Operating Activities
Cash used by operating activities in the six months ended June 30, 2022 totaled $264 million and primarily comprised the following elements:
▪$791 million profit;
▪plus $291 million in non-cash charges for depreciation and amortization (net of assets under operating leases);
▪plus $185 million of which $125 million of changes in assets under operating leases and $48 million of other non-cash items primarily due to share based payments;
▪less change in provisions of $163 million;
▪less $1,368 million in change in working capital.
In the six months ended June 30, 2021, cash provided by operating activities of Continuing Operations was $1,202 million, primarily as a result of cash generated from positive operating performance for a total amount of $1,356 million for Continuing Operations partially offset by $154 decrease in cash resulting from change in working capital.
Net Cash from Investing Activities
Net cash used in investing activities was $1,936 million in the six months ended June 30, 2022, primarily due to investments in property, plant and equipment and intangible assets of $221 million (including $83 million in capitalized development costs), receivables portfolio's absorption of $1,407 million, payment to Iveco Group of $503 million debt outstanding at December 31, 2021, and other investing activities of $129 million, partially offset by proceeds from the sale of non-current assets of $356 million.
For the six months ended June 30, 2021, cash used in investing activities of Continuing Operations was $988 million, primarily due to expenditures for property, plant and equipment and intangible assets of $179 million, other investing activities of $284 million, and net change in receivables from financing activities of $523 million.
Net Cash from Financing Activities
Net cash provided by financing activities was $116 million, in the six months ended June 30, 2022, compared to $1,135 million used in financing activities of Continuing Operations, in the six months ended June 30, 2021. Net cash provided by and used in financing activities for the six months ended June 30, 2022 and 2021 was primarily due to increase in debt, mainly in Financial Services and dividends paid.

(1) A non-GAAP financial measure as defined in paragraph "Alternative performance measures (or "Non-GAAP financial measures") of section "General" above.
Semi-Annual Management Report 21

Debt
Our consolidated Debt at June 30, 2022 and December 31, 2021, is as detailed in the following table:

($ million)	Consolidated		Industrial Activities		Financial Services
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Debt	(21,199)	(21,689)	(5,276)	(6,849)	(16,800)	(15,987)
We believe that Net Cash/(Debt), a non-GAAP financial measure as defined in paragraph "Alternative performance measures (or "Non-GAAP financial measures")", of section "General" above, is a useful analytical metric for measuring our effective borrowing requirements. We provide a separate analysis of Net Cash/(Debt) of Industrial Activities and Net Cash/(Debt) of Financial Services to reflect the different cash flow management practices in the two businesses. Industrial Activities reflects the consolidation of all subsidiaries, including those performing centralized treasury activities, except for Financial Services. Financial Services reflects the consolidation of the Financial Services’ businesses.
A summary of total Debt as at June 30, 2022 and December 31, 2021 is as follows:

($ million)	At June 30, 2022			At December 31, 2021
	Industrial Activities	Financial Services	Total	Industrial Activities	Financial Services	Total
Asset-backed financing	—	9,000	9,000	—	8,875	8,875
Other debt:
Bonds	4,785	3,236	8,021	5,235	3,314	8,549
Borrowings from banks	66	1,971	2,037	128	2,125	2,253
Payables represented by securities	—	1,723	1,723	—	1,141	1,141
Lease liabilities	227	1	228	195	1	196
Other	20	97	117	23	149	172
Payables to Iveco Group	8	65	73	1,118	173	503
Total Other debt	5,106	7,093	12,199	6,699	6,903	12,814
Intersegment Notes Payable	170	707	—	150	209	—
Debt	5,276	16,800	21,199	6,849	15,987	21,689

Semi-Annual Management Report 22

A summary of issued bonds outstanding as of June 30, 2022 is as follows:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount ($ million)
Euro Medium Term Notes:
CNH Industrial Finance Europe S.A.(1)	EUR	369	2.875%	May 17, 2023	383
CNH Industrial Finance Europe S.A.(1)	EUR	750	0.000%	April 1, 2024	779
CNH Industrial Finance Europe S.A.(1)	EUR	650	1.750%	September 12, 2025	675
CNH Industrial Finance Europe S.A.(1)	EUR	100	3.500%	November 12, 2025	104
CNH Industrial Finance Europe S.A.(1)	EUR	500	1.875%	January 19, 2026	519
CNH Industrial Finance Europe S.A.(1)	EUR	600	1.750%	March 25, 2027	624
CNH Industrial Finance Europe S.A.(1)	EUR	50	3.875%	April 21, 2028	52
CNH Industrial Finance Europe S.A.(1)	EUR	500	1.625%	July 3, 2029	519
CNH Industrial Finance Europe S.A.(1)	EUR	50	2.200%	July 15, 2039	52
Total Euro Medium Term Notes					3,707
Other Bonds:
CNH Industrial Capital LLC	USD	600	1.950%	July 2, 2023	600
CNH Industrial Capital LLC	USD	500	4.200%	January 15, 2024	500
CNH Industrial Capital LLC	USD	500	3.950%	May 23, 2025	500
CNH Industrial Capital LLC	USD	500	1.875%	January 15, 2026	500
CNH Industrial Capital LLC	USD	600	1.450%	July 15, 2026	600
CNH Industrial N.V.(2)	USD	600	4.500%	August 15, 2023	600
CNH Industrial N.V.(2)	USD	500	3.850%	November 15, 2027	500
CNH Industrial Capital Australia Pty Limited	AUD	175	2.100%	December 12, 2022	120
CNH Industrial Capital Australia Pty. Limited	AUD	200	1.750%	July 8, 2024	138
CNH Industrial Capital Australia Pty. Limited	AUD	50	1.750%	July 8, 2024	34
CNH Industrial Capital Argentina SA	USD	31	0.000%	August 31, 2023	31
CNH Industrial Capital Canada Ltd.	CAD	300	1.500%	October 1, 2024	232
Total Other bonds					4,355
Hedging effect and amortized cost valuation					(41)
Total Bonds					8,021
(1)    Bond listed on the Irish Stock Exchange.
(2)    Bond listed on the New York Stock Exchange.
The bonds issued by the Group may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge (in relation to quoted indebtedness), a status (or pari passu) covenant and cross default clauses. A breach of these commitments can lead to the early repayment of the applicable notes. The bonds guaranteed by CNH Industrial N.V. under the Euro Medium Term Note Programme (and its predecessor the Global Medium Term Note Programme), as well as the notes issued by CNH Industrial N.V., contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrading of CNH Industrial N.V.
The Group intends to repay the issued bonds in cash at the due date by utilizing available liquidity resources. In addition, the companies in the Group may from time to time buyback their issued bonds. Such buybacks, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.
Further information about these bonds is included in Note 24 “Debt” to the CNH Industrial Consolidated Financial Statements at December 31, 2021.
Semi-Annual Management Report 23

The calculation of Net Cash/(Debt) at June 30, 2022 and December 31, 2021 and the reconciliation of Debt for the Continuing Operations, the EU-IFRS financial measure that we believe to be most directly comparable, to Net
Cash/(Debt), are shown below:

	Consolidated		Industrial Activities		Financial Services
($ million)	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Third party debt	(21,126)	(21,186)	(5,098)	(5,581)	(16,028)	(15,605)
Intersegment notes payable	—	—	(170)	(150)	(707)	(209)
Payables vs. Iveco Group N.V.(1)	(73)	(503)	(8)	(1,118)	(65)	(173)
Debt(3)	(21,199)	(21,689)	(5,276)	(6,849)	(16,800)	(15,987)
Receivables from Iveco Group N.V.(2)	281	—	220	783	61	5
Cash and cash equivalents	2,855	5,044	2,430	4,386	425	658
Restricted cash	729	801	144	128	585	673
Intersegment notes receivable	—	—	707	209	170	150
Other current financial assets(4)	1	2	1	2	—	—
Derivatives hedging debt(5)	(89)	2	(118)	(33)	29	35
Net Cash/(Debt)(6)	(17,422)	(15,840)	(1,892)	(1,374)	(15,530)	(14,466)
(1)    At June 30, 2022, this item includes payables related to purchases of receivables or collections with settlement in the following days.
(2)    At June 30, 2022, this item includes receivables related to sales of receivables or collections with settlement in the following days.
(3) The Debt at December 31, 2021, presented in the Annual Report at December 31, 2021 and in the Semi-Annual Condensed Consolidated Statement of Financial Positions, has been re-presented to show, in a clearer view, the amounts of financial payables and receivables vs. Iveco Group after the Demerger.
As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of Financial Services (included under Intersegment financial receivables). Intersegment notes receivable for Financial Services, on the other hand, represent loans or advances to Industrial Activities – for receivables sold to Financial Services that do not meet the derecognition requirements – as well as cash deposited temporarily with the central treasury. Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $170 million and $150 million as of June 30, 2022 and December 31, 2021, respectively. Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $707 million and $209 million as of June 30, 2022 and December 31, 2021, respectively.
(4)    This item includes short-term deposits and investments towards high-credit rating counterparties.
(5)    Derivatives hedging debt include the positive and negative fair values of derivative financial instruments.
(6)    The net intersegment notes receivable/(payable) balance recorded by Financial Services relating to Industrial Activities was negative of $537 million and negative of $59 million as of June 30, 2022 and December 31, 2021, respectively.
Excluding positive exchange rate differences effect of $551 million, Net Debt at June 30, 2022 increased by $2,133 million compared to December 31, 2021, reflecting a Free Cash Flow absorption from Industrial Activities of $744 million during the six months and the increase in portfolio receivables of Financial Services of $1.4 billion.

Semi-Annual Management Report 24

The following table shows the change in Net Cash/(Debt) of Industrial Activities for the six months ended June 30, 2022 and 2021:

	Six months ended June 30,
($ million)	2022	2021
Net Cash/(Debt) of Industrial Activities at beginning of period	(1,374)	297
Adjusted EBIT of Industrial Activities	1,071	939
Depreciation and amortization	290	267
Depreciation of assets under operating leases	1	1
Cash interest and taxes	(316)	(179)
Changes in provisions and similar(1)	(135)	139
Change in working capital	(1,276)	(132)
Operating cash flow of Industrial Activities from Continuing Operations	(365)	1,035
Operating cash flow of Industrial Activities from Discontinued Operations	—	175
Operating cash flow of Industrial Activities	(365)	1,210
Investments in property, plant and equipment, and intangible assets(2)	(219)	(178)
Other changes	(160)	(93)
Free Cash Flow of Industrial Activities from Continuing Operations	(744)	764
Investments in property, plant and equipment, and intangible assets and other changes from Discontinued Operations	—	(321)
Free Cash Flow of Industrial Activities from Discontinued Operations	—	(146)
Free Cash Flow of Industrial Activities	(744)	618
Capital increases and dividends	(455)	(183)
Currency translation differences and other(3)	681	154
Change in Net Cash/(Debt) of Industrial Activities from Continuing Operations	(518)	735
Currency translation differences and other from Discontinued Operations	—	(4)
Change in Net Cash/(Debt) of Industrial Activities from Discontinued Operations	—	(150)
Change in Net Cash/(Debt) of Industrial Activities	(518)	585
Net Cash/(Debt) of Industrial Activities at end of period	(1,892)	882
(1)    Including other cash flow items related to operating lease activities.
(2)    Excluding assets under operating leases.
(3)    In the three and three and six months ended June 30, 2022, this item also includes the proceeds from the sale of Raven Engineered Films Division for $350 million. In the six months ended June 30, 2021, this item also includes the charge of $8 million related to the repurchase of notes.
We believe that Free Cash Flow of Industrial Activities (a non-GAAP financial measure as defined in paragraph "Alternative performance measures (or "Non-GAAP financial measures")" of section "General" above) is a useful analytical metric for measuring the cash generation ability of our Industrial Activities.
For the six months ended June 30, 2022, the Free Cash Flow of Industrial Activities was negative of $744 million primarily due to supply chain constraints and high manufacturing inventories, partially offset by a positive Adjusted EBIT performance.
The following table shows change in the Net cash provided by/(used in) Operating Activities to Free Cash Flow of Industrial Activities, the EU-IFRS financial measure that we believe to be most directly comparable, for the six months ended June 30, 2022 and 2021:

	Six months ended June 30,
($ million)	2022	2021
Net cash provided by/(used in) Operating Activities	(264)	1,421
Less: Cash flows from Operating Activities of Financial Services net of eliminations	(101)	(211)
Operating cash flow of Industrial Activities	(365)	1,210
Investments in property, plant and equipment, and intangible assets of Industrial Activities	(219)	(178)
Other changes(1)	(160)	(93)
Investments in property, plant and equipment, and intangible assets and other changes from Discontinued Operations	—	(321)
Free Cash Flow of Industrial Activities	(744)	618
(1)    This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.
The non-GAAP financial measures (Available liquidity, Net Cash/(Debt) and Free Cash Flow of Industrial Activities), used in this section, should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with EU-IFRS. In addition, these non-GAAP financial measures may not be computed in the same manner as similarly titled measures used by other companies.

Semi-Annual Management Report 25

In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. CNH Industrial exercised the first of the two extension options as of February 28, 2020 and the second extension option as of February 26, 2021. The facility is now due to mature in March 2026 for €3,950.5 million; the remaining €49.5 million will mature in March 2025.
Available committed unsecured facilities expiring after twelve months amounted to approximately $5.0 billion at June 30, 2022 ($5.2 billion at December 31, 2021). Total committed secured facilities expiring after twelve months amounted to approximately $2.8 billion at June 30, 2022 ($3.9 billion at December 31, 2021, $3.0 billion excluding Iveco Group), of which $0.6 billion was available at June 30, 2022 ($1.1 billion at December 31, 2021, $1.0 billion excluding Iveco Group).
CNH Industrial will closely monitor its liquidity and capital resources for any potential impact that the COVID-19 pandemic and other global business conditions may have on its operations. With the strong liquidity position at the end of June 2022 and the demonstrated access to the financial markets, CNH Industrial believes that its cash and cash equivalents, access to credit facilities and cash flows from future operations will be adequate to fund its known cash needs.
For additional information on our debt and credit facilities please refer to “Note 24 - Debt” in our 2021 Annual Report prepared under EU-IFRS.

Semi-Annual Management Report 26

RISKS AND UNCERTAINTIES
The following updated risks and uncertainties should be considered in conjunction with the main risks and uncertainties identified in our most recent Annual Report at December 31, 2021, prepared in accordance with EU-IFRS, as well as those Risk Factors identified and discussed in Part I, Item 3.D of the Company’s Annual Report for 2021 on Form 20-F (which contains financial statements prepared in accordance with U.S. GAAP) filed with the SEC on March 1, 2022. Additional risks and uncertainties not currently known, or that are currently judged to be immaterial, may also materially affect our business, financial condition or operating results.
We are exposed to political, economic, trade and other risks beyond our control as a result of operating a global business.
We manufacture and sell products and offer services on several continents and in numerous countries around the world, including those experiencing varying degrees of political and economic instability. Given the global nature of our activities, we are exposed to risks associated with international business activities that may increase our costs, impact our ability to manufacture and sell our products and require significant management attention. These risks include:
a.changes in laws, regulations and policies that affect, among other things:
i.import and export duties, controls, and quotas, including as a result of the war in Ukraine;
ii.currency restrictions;
iii.the design, manufacture and sale of our products, including, for example, engine emissions regulations;
iv.interest rates and the availability of credit to our dealers and customers;
v.property, contract rights and intellectual property;
vi.where, to whom, and what type of products may be sold, including new or additional trade or economic sanctions imposed by the U.S., EU or other governmental authorities and supranational organizations (e.g., the United Nations); and
vii.taxes;
b.regulations from changing world organization initiatives and agreements;
c.changes in the dynamics of the industries and markets in which we operate;
d.labor disruptions;
e.disruption in the supply chain of raw materials, including rare materials (that might be more easily the target of sudden cost increases due to a variety of factors, including logistic difficulties, market volatility or political changes), oil, gas and other energy sources and components (e.g., semiconductors);
f.changes in governmental debt relief and subsidy program policies in certain significant markets, including the Brazilian government discontinuing programs subsidizing interest rates on equipment loans;
g.withdrawal from, or changes to, trade agreements or trade terms, negotiation of new trade agreements and the imposition of new (and retaliatory) tariffs or other administrative restrictions like licenses in certain countries or covering certain products or raw materials or embargoes, including as a result of the war in Ukraine; and
h.war, civil unrest and acts of terrorism.
In recent years, acts of terrorism have occurred around the world, leading to personal safety anxieties and political instability in many countries and, ultimately, an impact on consumers’ confidence. More recently, growing populist and nationalist political movements in several major developed countries, changes in or uncertainty surrounding, global trade policies and other unanticipated changes to the previous geopolitical order may have negative effects on the global economy.
Further, the war in Ukraine, which began in February 2022, has given rise to regional instability and resulted in heightened economic sanctions from, among others, the U.S., EU, Switzerland, UK, and counter-sanctions from Russia. Our business in the Ukraine and Russia has been significantly impacted by the war and the Company has suspended all shipments to Russia. We have experienced, and may continue to experience, risks related to the impact of the war in Ukraine, including restrictions on our ability to do business with certain vendors or suppliers, the ability to repatriate funds from the region, increases in the cost of raw materials and commodities, supply chain and logistics challenges and foreign currency volatility. We also continue to monitor the impact of the sanctions and export controls imposed in the response to the war in Ukraine, including suspension or rationing of gas deliveries from Russia to certain European countries. The situation is rapidly evolving and significant uncertainties regarding the full impact of the war in Ukraine and the related impacts on the global economy and geopolitical relations, in general and on our business in particular, remain and may be impacted by any or all of the foregoing risks. The war in Ukraine may also heighten other risks disclosed in our Annual Report, prepared in accordance with EU-IFRS, for the fiscal year ended December 31, 2021, any of which could have an adverse impact on our business, results of operation, cash flows or financial condition.
Semi-Annual Management Report 27

There can be no guarantee that we will be able to quickly and completely adapt our business model to changes that could result from the foregoing, and any such changes may have an adverse effect on our business, results of operations and financial condition.

2022 U.S. GAAP OUTLOOK
CNH Industrial manages its operations, assesses its performance and makes decisions about allocation of resources based on financial results prepared only in accordance with U.S. GAAP, and, accordingly, its full year guidance presented below had been prepared under U.S. GAAP.
The Company is substantially confirming the following 2022 outlook for its Industrial Activities as follows:

▪Net sales(*) up between 12% and 14% year on year including currency translation effects
▪SG&A expenses lower or equal to 7.5% of net sales
▪Free cash flow in excess of $1.0 billion
▪R&D expenses and capital expenditures at around $1.4 billion.

Significant uncertainties remain in all regions, linked to rising inflation, geopolitical instability, the war in Ukraine and continuing COVID-19 infection waves, all these factors may affect our forecast for the year.

(*) Net sales reflecting the exchange rate of 1.05 EUR/USD.
Semi-Annual Management Report 28

SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
At June 30, 2022
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 29

CONDENSED CONSOLIDATED INCOME
STATEMENT
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
($ million)	Note	2022	2021 (*)	2022	2021 (*)
Net revenues	(1)	6,070	5,169	10,707	9,255
Cost of sales	(2)	4,685	3,975	8,294	7,134
Selling, general and administrative costs	(3)	414	355	772	664
Research and development costs	(4)	219	175	412	319
Result from investments:	(5)	28	27	50	53
Restructuring costs	(6)	6	7	8	8
Other income/(expenses)	(7)	(30)	(32)	(39)	(45)
Financial income/(expenses)	(8)	(24)	(30)	(76)	(79)
PROFIT/(LOSS) BEFORE TAXES		720	622	1,156	1,059
Income tax (expense)	(9)	(217)	(146)	(365)	(252)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS		503	476	791	807
PROFIT/(LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX		—	90	—	172
PROFIT/(LOSS) FOR THE PERIOD		503	566	791	979

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent		499	556	784	952
Non-controlling interests		4	10	7	27

PROFIT/(LOSS) FOR THE PERIOD FROM CONTINUING OPERATIONS ATTRIBUTABLE TO:
Owners of the parent		499	475	784	803
Non-controlling interests		4	1	7	4

BASIC EARNINGS/(LOSS) PER COMMON SHARE
Continuning Operations	(10)	0.37	0.35	0.58	0.59
Discontinued Operations	(10)	—	0.06	—	0.11
Basic earnings/(loss) per common share attributable to CNH Industrial N.V.	(10)	0.37	0.41	0.58	0.70

DILUTED EARNINGS/(LOSS) PER COMMON SHARE
Continuning Operations	(10)	0.37	0.35	0.58	0.59
Discontinued Operations	(10)	—	0.06	—	0.11
Basic earnings/(loss) per common share attributable to CNH Industrial N.V.	(10)	0.37	0.41	0.58	0.70

AVERAGE SHARE OUTSTANDING (in millions)
Basic	(10)	1,355	1,354	1,355	1,354
Diluted	(10)	1,359	1,361	1,360	1,360
(*) The three and six months ended June 30, 2021 data have been restated to exclude Iveco Group Business, consistent with Iveco Group's classification as a Discontinued Operations as requested by the IFRS 5 - Non-current Assets Held for Sale and Discontinued Operation. Iveco Group's results are presented as a single line item within the Semi-Annual Condensed Consolidated Income Statement for three and six months ended June 30, 2021. The spin-off of Iveco Group took effect on January 1, 2022 (refer to the Section - "Scope of Consolidation - Iveco Group Business Spin-off").

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 30

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
($ million)	Note	2022	2021 (*)	2022	2021 (*)
PROFIT/(LOSS) FOR THE PERIOD (A)		503	566	791	979

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(20)	(1)	—	(1)	(1)
Related tax effect	(20)	2	—	2	(1)
Items relating to Discontinued Operations, net of tax	(20)	—	108	—	73
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax (B1)		1	108	1	71
Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(20)	49	(21)	(28)	(30)
Exchange gains/(losses) on translating foreign operations	(20)	40	96	294	218
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(20)	(21)	(2)	(30)	(18)
Related tax effect	(20)	(4)	(4)	(5)	(4)
Items relating to Discontinued Operations, net of tax		—	22	—	(78)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax (B2)		64	91	231	88
TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX (B) = (B1) + (B2)		65	199	232	159

TOTAL COMPREHENSIVE INCOME/(LOSS) (A)+(B)		568	765	1,023	1,138

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:
Owners of the parent		565	754	1,017	1,109
Non-controlling interests		3	11	6	29

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO OWNERS OF THE PARENT:
Continuing Operations		565	542	1,017	968
Discontinued Operations		—	210	—	141
(*) The three and six months ended June 30, 2021 data have been restated to exclude Iveco Group Business, consistent with Iveco Group's classification as a Discontinued Operations as requested by the IFRS 5 - Non-current Assets Held for Sale and Discontinued Operation. Iveco Group's results are presented as a single line item within the Semi-Annual Condensed Consolidated Statement of Comprehensive Income for three and six months ended June 30, 2021. The spin-off of Iveco Group took effect on January 1, 2022 (refer to the Section - "Scope of Consolidation - Iveco Group Business Spin-off").

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 31

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Unaudited)

($ million)	Note	At June 30, 2022	At December 31, 2021
ASSETS
Intangible assets	(11)	5,141	5,159
Property, plant and equipment	(12)	1,680	1,697
Investments and other non-current financial assets:	(13)	349	355
Investments accounted for using the equity method		283	298
Other investments and non-current financial assets		66	57
Leased assets	(14)	1,614	1,738
Defined benefit plan assets		17	19
Deferred tax assets		358	367
Total Non-current assets		9,159	9,335
Inventories	(15)	5,533	4,228
Trade receivables	(16)	182	192
Receivables from financing activities	(16)	16,871	15,443
Current tax receivables	(16)	59	63
Other current receivables and financial assets	(16)	534	747
Prepaid expenses and other assets		117	118
Derivative assets	(17)	237	184
Cash and cash equivalents	(18)	3,584	5,845
Total Current assets		27,117	26,820
Assets held for sale	(19)	127	490
Assets held for distribution (*)		—	14,477
TOTAL ASSETS		36,403	51,122
(*) The assets and liabilities of Iveco Group Business have been classified as Assets held for distribution and Liabilities held for distribution within the Consolidated Statements of Financial Position at December 31, 2021, as requested by the IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations.
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 32

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Unaudited)
(CONTINUED)

($ million)	Note	At June 30, 2022	At December 31, 2021
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent		6,421	8,393
Non-controlling interests		7	33
Total Equity	(20)	6,428	8,426
Provisions:		2,789	3,052
Employee benefits	(21)	694	939
Other provisions	(21)	2,095	2,113
Debt:	(22)	21,199	21,689
Asset-backed financing	(22)	9,000	8,875
Other debt	(22)	12,199	12,814
Derivative liabilities	(17)	326	182
Trade payables	(23)	3,601	3,531
Tax liabilities		416	325
Deferred tax liabilities		180	212
Other current liabilities	(24)	1,360	1,721
Liabilities held for sale	(19)	104	125
Liabilities held for distribution (*)		—	11,859
Total Liabilities		29,975	42,696
TOTAL EQUITY AND LIABILITIES		36,403	51,122
(*) The assets and liabilities of Iveco Group Business have been classified as Assets held for distribution and Liabilities held for distribution within the Consolidated Statements of Financial Position at December 31, 2021, as requested by the IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations.
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 33

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)

		Six months ended June 30,
($ million)	Note	2022	2021 (*)
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	(18)	5,845	9,629
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period		791	807
Depreciation and amortization (net of depreciation and amortization of assets under operating leases)		291	268
Other non-cash items		48	—
(Gain)/losses on disposal of non-current assets		16	(9)
Dividends received		35	62
Change in provisions		(163)	157
Change in deferred income taxes		(39)	(19)
Change in operating lease items	(a)	125	90
Change in working capital		(1,368)	(154)
Cash flow from/(used in) operating activities from Continuing Operations		(264)	1,202
Cash flow from/(used in) operating activities from Discontinued Operations		—	219
TOTAL		(264)	1,421
C) CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of assets under operating leases)		(221)	(179)
Consolidated subsidiaries and other equity investments		(32)	(14)
Proceeds from the sale of non-current assets		356	12
Net change in receivables from financing activities		(1,407)	(523)
Other changes		(632)	(284)
Cash flow from/(used in) investing activities from Continuing Operations		(1,936)	(988)
Cash flow from/(used in) investing activities from Discontinued Operations		—	244
TOTAL		(1,936)	(744)
D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued		500	600
Repayment of bonds		(583)	(871)
Issuance of other medium-term borrowings (net of repayment)		93	(94)
Net change in debt and other financial assets/liabilities		561	(587)
Dividends paid		(415)	(183)
Purchase of treasury shares		(40)	—
Cash flow from/(used in) financing activities from Continuing Operations		116	(1,135)
Cash flow from/(used in) financing activities from Discontinued Operations		—	(414)
TOTAL		116	(1,549)
Translation exchange differences		(177)	(173)
E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(2,261)	(1,045)
F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	(18)	3,584	8,584
Cash and cash equivalents at end of period (Discontinued operations)		—	680
Cash and cash equivalents at end of period (Continuing operations)		3,584	7,904
(a) Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.
(*) The six months ended June 30, 2022 data have been restated to exclude Iveco Group Business, consistent with Iveco Group's classification as a Discontinued Operations as requested by the IFRS 5 - Non-current Assets Held for Sale and Discontinued Operation. Iveco Group's results are presented as a single line item within the Semi-Annual Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2021. The spin-off of Iveco Group took effect on January 1, 2022 (refer to the Section - "Scope of Consolidation - Iveco Group Business Spin-off").
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 34

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Unaudited)

	Attributable to the owners of the parent
($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasurement reserve	Equity investments at FVTOCI	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total
AT DECEMBER 31, 2020	25	(109)	3,220	6,211	(21)	(2,126)	(527)	133	(155)	84	6,735
Changes in equity for the six months ended June 30, 2021
Dividends distributed	—	—	—	(180)	—	—	—	—	—	(3)	(183)
Common shares issued from treasury stock and capital increase for share-based compensation	—	4	(4)	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	30	—	—	—	—	—	—	—	30
Total comprehensive income/(loss) for the period	—	—	—	952	(52)	161	—	71	(23)	29	1,138
Other changes(1)	—	—	(3)	13	—	—	—	—	—	(4)	6
AT JUNE 30, 2021	25	(105)	3,243	6,996	(73)	(1,965)	(527)	204	(178)	106	7,726

	Attributable to the owners of the parent
($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasurement reserve	Equity investments at FVTOCI	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total
AT DECEMBER 31, 2021	25	(84)	3,294	7,795	(2)	(2,007)	(371)	(3)	(254)	33	8,426
Demerger impacts(2)	—	—	(3,044)	207	3	33	194	3	11	(25)	(2,618)
Changes in equity for the six months ended June 30, 2022
Dividends distributed	—	—	—	(412)	—	—	—	—	—	(3)	(415)
Acquisition of treasury stock		(40)									(40)
Common shares issued from treasury stock and capital increase for share-based compensation	—	3	(3)	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	39	—	—	—	—	—	—	—	39
Total comprehensive income/(loss) for the period	—	—	—	784	(33)	294	1	—	(30)	7	1,023
Other changes(1)	—	—	(1)	19	—	—	—	—	—	(5)	13
AT JUNE 30, 2022	25	(121)	285	8,393	(32)	(1,680)	(176)	—	(273)	7	6,428
(1)    Other changes of Earnings reserves include the impact of IAS 29 - Financial reporting in hyperinflationary economies applied for subsidiaries that prepare their financial statements in a functional currency of a hyperinflationary economy. In particular, from July 1, 2018, Argentina’s economy was considered to be hyperinflationary.
(2)    The line "Demerger impacts" reflects spin-off of Iveco Group impacts on the equity. The spin-off took effect on January 1, 2022 (refer to the Section - "Scope of Consolidation - Iveco Group Business Spin-off").
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 35

NOTES
(Unaudited)
CORPORATE INFORMATION
CNH Industrial N.V. (or the “Company”) is incorporated in, and under the laws of, the Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. The Company was formed on September 29, 2013 as a result of the business combination transaction between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). Unless otherwise indicated or the context otherwise requires, the terms “CNH Industrial”, and the “Group” refer to CNH Industrial and its subsidiaries.
CNH Industrial is a leading global capital goods company engaged in the design, production, marketing, sale, and financing of agricultural and construction equipment. In addition, CNH Industrial’s Financial Services segment offers an array of financial products and services, including retail financing for the purchase or lease of new and used CNH Industrial and other manufacturers’ products and other retail financing programs and wholesale financing to dealers.
SIGNIFICANT ACCOUNTING POLICIES
Basis of preparation
The Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 together with the notes thereto (the "Semi-Annual Condensed Consolidated Financial Statements”) were authorized for issuance on August 3, 2022, and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU-IFRS”). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
The Semi-Annual Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 - Interim Financial Reporting, do not include all of the information and disclosures required for annual financial statements and should be read in conjunction with the audited CNH Industrial Consolidated Financial Statements at December 31, 2021, included in the Annual Report prepared under EU-IFRS (in the following, the “CNH Industrial Consolidated Financial Statements at December 31, 2021”). The accounting standards and policies are consistent with those used at December 31, 2021, except as described in the following paragraph “New standards and amendments effective from January 1, 2022”.
The financial statements are prepared under the historical cost convention, modified as required for the measurement of certain financial instruments, as well as on a going concern basis. Despite operating in a continuously difficult economic and financial environment negatively impacted by the continuing spread of the COVID-19 pandemic, the Group’s assessment is that no material uncertainties (as defined in paragraph 25 of IAS 1) exist about its ability to continue as a going concern, in view also of the measures already undertaken by the Group to preserve cash and contain costs, and to preserve its industrial and financial flexibility and its strong liquidity position.
These Semi-Annual Condensed Consolidated Financial Statements are prepared using the U.S. dollar as the presentation currency. The functional currency of the parent company (CNH Industrial N.V.) is the euro. The U.S. dollar presentation currency was elected to be used in order to improve comparability with main competitors, mainly in the agriculture and construction businesses, and to provide more meaningful information to U.S. investors.
Until December 31, 2021, CNH Industrial N.V. owned and controlled the Commercial and Specialty Vehicles business, the Powertrain business, and the related Financial Services business (together the “Iveco Group Business” or the “On-Highway Business”), which are classified as Discontinued operations, as well as the Agriculture business, the Construction business, and the related Financial Services business (collectively, the “Off-Highway Business”). Effective January 1, 2022, the Iveco Group Business was separated from CNH Industrial N.V. by way of a demerger under Dutch law to Iveco Group N.V. (the Demerger) and Iveco Group became a public listed company independent from CNH Industrial. Pursuant to the terms of the deeds of demerger entered into between CNH Industrial N.V. and Iveco Group N.V. on January 1, 2022, assets related to the On-Highway Business were transferred to, and liabilities related to, the On-Highway Business were retained or assumed by Iveco Group N.V.
Use of accounting estimates and management’s assumptions
The preparation of the Semi-Annual Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of income, expenses, assets, liabilities, accumulated other comprehensive income and disclosure of contingent assets and contingent liabilities. Furthermore, certain valuation procedures, in particular those of a more complex nature, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 36

consolidated financial statements. The recoverability of deferred tax assets is assessed quarterly using historical financial results and figures from budget and plans for subsequent years. Income taxes are recognized based upon the best estimate of the actual income tax rate expected for the full financial year.
Due to the currently unforeseeable global consequences of the COVID-19 pandemic, these estimates and assumptions are subject to increased uncertainty. Actual results could differ materially from the estimates and assumptions used in preparation of the financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Semi-Annual Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.
These Semi-Annual Condensed Consolidated Financial Statements include all updates of estimates and assumptions considered necessary by management to fairly state the Group’s results of operations, financial position and cash flows. See section “Significant accounting policies”, paragraph “Use of estimates”, in the CNH Industrial Consolidated Financial Statements at December 31, 2021 for a description of the significant estimates, judgments and assumptions of CNH Industrial at that date.
CNH Industrial is exposed to operational financial risks such as credit risk, liquidity risk and market risk, mainly relating to exchange rates and interest rates. These Semi-Annual Condensed Consolidated Financial Statements do not include all the information and notes about financial risk management required in the preparation of annual financial statements. For a detailed description of this information see the “Risk management and Control System” section and Note 30 “Information on financial risks” of CNH Industrial Consolidated Financial Statements at December 31, 2021, as well as those discussed in Note 16 “Current receivables and Other current financial assets”.
Format of the financial statements
CNH Industrial presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant.
For the statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 – Presentation of Financial Statements. Legal entities carrying out industrial activities and those carrying out financial services are both consolidated in the Group’s financial statements. The investment portfolios of Financial Services are included in current assets, as the investments will be realized in their normal operating cycle. Financial Services, though, obtains funds only partially from the market: the remainder is obtained from CNH Industrial N.V. through its treasury legal entities (included in Industrial Activities), which lend funds both to Industrial Activities and to Financial Services legal entities as the need arises. This Financial Services structure within the Group means that any attempt to separate current and non-current liabilities in the consolidated statement of financial position is not meaningful.
The statement of cash flows is presented using the indirect method.
New standards and amendments effective from January 1, 2022
▪On May 14, 2020 the IASB issued Property, Plant and Equipment—Proceeds before Intended Use (Amendments to IAS 16) to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use and clarifying the meaning of "testing whether an asset is functioning properly". The amendments are effective retrospectively from January 1, 2022. These amendments had no impact on these Semi-Annual Condensed Consolidated Financial Statements. The Group intends to apply these amendments in the future periods if they become applicable.
▪On May 14, 2020, the IASB issued Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37) specifying that the cost of fulfilling a contract comprises the costs that relate directly to the contract, including both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling said contracts. The amendments are effective retrospectively from January 1, 2022. These amendments had no impact on these Semi-Annual Condensed Consolidated Financial Statements. The Group intends to apply these amendments in the future periods if they become applicable.
▪On May 14, 2020 the IASB issued the Annual Improvements to IFRS 2018-2020 Cycle. The most important topics addressed in these amendments are: (i) on IFRS 9 - Financial Instruments clarifying which fees an entity includes when it applies the "10 per cent" test in assessing whether to derecognize a financial liability; and (ii) on IFRS 16 - Leases removing the illustration of the reimbursement of leasehold improvements. These improvements are effective from January 1, 2022. These amendments had no impact on these Semi-Annual Condensed Consolidated Financial Statements. The Group intends to apply these amendments in the future periods if they become applicable.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 37

Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group
At the date of these Semi-Annual Condensed Consolidated Financial Statements, the European Union had completed its endorsement process for the amendments and improvements reported below.
The Group is currently evaluating the impact of the adoption of these amendments on its Consolidated Financial Statements or disclosures:
▪On February 12, 2021 the IASB issued the Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies, requiring companies to disclose the material accounting policy information rather than the significant accounting policies. Furthermore, the amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures. This amendment is effective from January 1, 2023.
▪On February 12, 2021 the IASB issued the Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates. The amendments clarify how to distinguish changes in accounting policies (generally also applied retrospectively to past transactions and other past events) from changes in accounting estimates (applied prospectively only to future transactions and other future events). This amendment is effective from January 1, 2023.
▪On May 7, 2021 the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12), which specifies how companies should account for deferred tax on transactions such as leases and decommissioning obligations. The amendments clarify that no exemption applies on such transactions and that companies are required to recognize deferred tax when they recognize the related assets or liabilities for the first time. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.
SCOPE OF CONSOLIDATION
Iveco Group Business Spin-off
During 2021, CNH Industrial completed a strategic project to separate the Commercial and Specialty Vehicles business, the Powertrain business, and the related Financial Services business (together the “Iveco Group Business”) from the Agriculture business, the Construction business, and the related Financial Services business.
The Iveco Group Business was separated from CNH Industrial N.V. in accordance with Section 2:334a (3) of the Dutch Civil Code (Burgerlijk Wetboek) by way of a legal statutory demerger (juridische afsplitsing) to Iveco Group N.V. (the “Demerger”), effective January 1, 2022.
As the transaction took effect on January 1, 2022, the Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022, relate to CNH Industrial remaining business. Moreover, in accordance with IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations for the corresponding information of earlier periods, the Iveco Group Business is classified and presented as Discontinued Operations in these Semi-Annual Condensed Consolidated Financial Statements. That presentation has resulted in the following:
▪for both periods 2022 and 2021 (the latter presented for comparative purposes), the operating results of Iveco Group Business are presented in a single line item “Profit/(Loss) from Discontinued Operations, net of tax” within the Consolidated Income Statement;
▪all assets and liabilities (excluding equity) relating to Iveco Group Business at December 31, 2021 are reclassified as Assets held for distribution and Liabilities held for distribution, respectively, within the Consolidated Statement of Financial Position;
▪for both periods 2022 and 2021 (the latter presented for comparative purposes), the cash flows arising from the Iveco Group Business (as Discontinued Operations) are presented in the Consolidated Statement of Cash Flows as separate line items under cash flows from operating, investing and financing activities.
As described above, the Semi-Annual Condensed Consolidated Financial Statements at June 30, 2021, were re-presented to exclude Iveco Group's operating results from the remaining Group's Continuing Operations and to present Iveco Group's operating results as single line item within Discontinued Operations. The following table summarizes the major line items for Discontinued Operations for the three and six months ended June 30, 2021:

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 38

($ million)	Three months ended June 30, 2021	Six months ended June 30, 2021
Net revenues	3,749	7,127
Expenses	3,601	6,818
EBIT	148	309
Net financial income/(expense)	(23)	(63)
Profit before taxes from Discontinued Operations	125	246
Tax expense	(35)	(74)
Profit from Discontinued Operations, net of tax	90	172
The amounts presented in the table above are not representative of the income statement of Iveco Group on a stand-alone basis, as these amounts are net of intercompany transactions. Revenues and expenses arising from intercompany transactions have been eliminated, except for those revenues and expenses that continue after the spin-off. However, no profit or loss was recognized for intercompany transactions within the Semi-Annual Condensed Consolidated Financial Statements for the three and six months ended June 30, 2021.
The following table summarizes the major line items of Cash flows for Discontinued Operations for the six months ended June 30, 2021:

($ million)	Six months ended June 30, 2021
Operating activities:
Profit/(loss) from Discontinued Operations	172
Depreciation and Amortization (net of depreciation and amortization of vehicles sold under buy-back commitments and operating leases)	328
(Gains)/losses on disposal of non-current assets	(2)
Other non-cash items	82
Change in deferred income taxes	4
Change in items due to buy-back commitments	11
Change in operating lease items	(3)
Change in working capital	(373)
Cash flow from/(used in) operating activities from Discontinued Operations	219
Investing activities:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(233)
Consolidated subsidiaries and other equity investments	(3)
Net change in receivables from financing activities	137
Change in current securities	(176)
Other changes	519
Cash flow from/(used in) investing activities from Discontinued Operations	244
Financing activities:
Issuance of other medium-term borrowings (net of repayment)	(20)
Net change in other financial payables and derivative assets/liabilities	(389)
Net change in other financial assets/liabilities	(5)
Cash flow from/(used in) financing activities from Discontinued Operations	(414)
BUSINESS COMBINATIONS
On November 30, 2021, CNH Industrial acquired Raven Industries, Inc. ("Raven"). Raven included three business divisions: Applied Technology, Engineered Films and Aerostar. The acquisition of Raven has been accounted for as a business combination using the acquisition method of accounting. At December 31, 2021, CNH Industrial recorded preliminary estimates for the fair value of assets acquired and liabilities assumed as of the acquisition date including $1.3 billion and $0.5 billion in preliminary goodwill and intangible assets, respectively. The valuation of assets acquired and liabilities assumed has not yet been finalized as of June 30, 2022. Applied Technology results for the three and six months ended June 30, 2022 are included in the Company's Agriculture segment. As of June 30, 2022, the Engineered Films Divisions has been sold and as of July 31, 2022, the Aerostar Divisions has been sold. During the second quarter, we recorded certain measurement period adjustments as we further refined certain valuations and recorded the sale of the Engineered Films Division.
On December 30, 2021, CNH Industrial completed its previously announced purchase of 90% capital stock of Sampierana S.p.A. ("Sampierana"). At December 31, 2021, CNH Industrial had recorded preliminary estimates for the fair value of assets acquired and liabilities assumed as of the acquisition date including approximately $51 million in preliminary goodwill. The valuation of assets acquired and liabilities assumed has not yet been finalized as of June 30, 2022 and no measurement period adjustments have been recorded in the three months ended June 30, 2022. The results of Sampierana are included in the Company’s Construction segment.
On May 16, 2022, CNH Industrial acquired Specialty Enterprises LLC, a manufacturer of agricultural spray booms and sprayer boom accessories. The results of Specialty Enterprises will be included in the Company’s Agriculture segment.
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 39

COMPOSITION AND PRINCIPAL CHANGES
1.    Net revenues
The following table summarizes Net revenues for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended June 30,		Six Months Ended June 30,
($ million)	2022	2021	2022	2021
Agriculture	4,722	3,979	8,099	7,018
Construction	891	808	1,694	1,464
Eliminations and Other	—	(1)	—	(1)
Total Industrial Activities	5,613	4,786	9,793	8,481
Financial Services	468	390	933	786
Eliminations and Other	(11)	(7)	(19)	(12)
Total Net revenues	6,070	5,169	10,707	9,255
The following table disaggregates Net revenues by major source for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended June 30,		Six Months Ended June 30,
($ million)	2022	2021	2022	2021
Revenues from:
Sales of goods	5,604	4,782	9,778	8,472
Rendering of services and other revenues	9	4	15	9
Revenues from sales of goods and services	5,613	4,786	9,793	8,481
Finance and interest income	259	208	492	421
Rents and other income on operating lease	198	175	422	353
Total Net revenues	6,070	5,169	10,707	9,255
As of June 30, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations related to extended warranties/maintenance and repair contracts was approximately $21 million (approximately $15 million as of December 31, 2021). CNH Industrial expects to recognize revenue on approximately 29% and 87% of the remaining performance obligations over the next 12 and 36 months, respectively (approximately 30% and 89%, respectively, as of December 31, 2021), with the remaining recognized thereafter.
2.    Cost of sales
Cost of sales amounted to $4,685 million and $8,294 million in the three and six months ended June 30, 2022 respectively, compared to $3,975 million and $7,134 million in the three and six months ended June 30, 2021, respectively.
3.    Selling, general and administrative costs
Selling, general and administrative costs amounted to $414 million and $772 million in the three and six months ended June 30, 2022, respectively, compared to $355 million and $664 million recorded in the three and six months ended June 30, 2021, respectively, as expenses returned to more normal levels from the pandemic-affected low levels experienced in the prior years.
4.    Research and development costs
In the three months ended June 30, 2022, research and development costs were $219 million ($175 million in the three months ended June 30, 2021) and included all the research and development costs not recognized as assets in the period amounting to $171 million ($128 million in the three months ended June 30, 2021) and the amortization of capitalized development costs of $48 million ($47 million in the three months ended June 30, 2021). During the three months ended June 30, 2022, the Group capitalized new development costs of $44 million ($38 million in the three months ended June 30, 2021).

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 40

In the six months ended June 30, 2022, research and development costs were $412 million ($319 million in the six months ended June 30, 2021) and included all the research and development costs not recognized as assets in the period amounting to $318 million ($226 million in the six months ended June 30, 2021) and the amortization of capitalized development costs of $94 million ($93 million in the six months ended June 30, 2021). During the six months ended June 30, 2022 the Group capitalized new development costs of $83 million ($73 million in the six months ended June 30, 2021).
5.    Result from investments
This item mainly includes CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method, as well as any impairment losses, reversal of impairment losses, accruals to the investment provision, and dividend income. In the three and six months ended June 30, 2022, CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method was a gain of $28 million and $50 million, respectively (a gain of $27 million and $53 million in the three and six months ended June 30, 2021, respectively).
6.    Restructuring costs
CNH Industrial incurred restructuring costs of $6 million and $8 million during the three and six months ended June 30, 2022, respectively, compared to $7 million and $8 million during the three and six months ended June 30, 2021, respectively.
7.    Other income/(expenses)
This item consists of miscellaneous costs which cannot be allocated to specific functional areas, such as accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from operations which is not attributable to the sale of goods and services.
This item amounted to other expenses of $30 million and $32 million in the three months ended June 30, 2022 and 2021, respectively. In the three months ended June 30, 2022, it also included $16 million of loss on the sale of Raven Engineered Films net of income from the Raven businesses held for sale during the quarter. In the six months ended June 30, 2022 and 2021, this item amounted to other expenses of $39 million and $45 million, respectively. In the six months ended June 30, 2022, this item also included $8 million of loss on the sale of Raven Engineered Films net of income from the Raven businesses held for sale during the period.
8.    Financial income/(expenses)
The item “Financial income/(expenses)” is detailed as follows:

	Three months ended June 30,		Six Months Ended June 30,
($ million)	2022	2021	2022	2021
Financial Income (a)	10	11	16	21
Interest and other financial expenses (b)	46	36	88	83
Net (income)/expenses from derivative financial instruments at fair value through profit or loss	93	(4)	96	44
Exchange rate differences from derivative financial instruments	(81)	(1)	(100)	(61)
Total net income/(expenses) and exchange differences from derivative financial instruments (c)	12	(5)	(4)	(17)
Net financial income/(expenses) excluding Financial Services (a) - (b) + (c)	(24)	(30)	(76)	(79)
Financial expenses were $24 million (excluding those of Financial Services) for the three months ended June 30, 2022, compared to $30 million for the three months ended June 30, 2021. The decrease was primarily attributable to a lower negative foreign exchange impact.
Financial expenses were $76 million for the six months ended June 30, 2022, compared to $79 million for the six months ended June 30, 2021. In the six months ended June 30, 2021, financial expenses included a charge of $8 million related to the repurchase of €316 million (equivalent to $371 million) of outstanding notes due May 23, 2022 by CNH Industrial Finance Europe S.A. Excluding this charge, the decrease was primarily attributable to a lower cash yield due to Raven acquisition.
Capitalized borrowing costs amounted to $2 million and $1 million in the three months ended June 30, 2022 and 2021, respectively and $4 million and $2 million in the six months ended June 30, 2022 and 2021, respectively.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 41

9.    Income tax (expense) benefit
Income tax (expense) benefit recognized in the condensed consolidated income statement consists of the following:

	Three months ended June 30,		Six Months Ended June 30,
($ million)	2022	2021	2022	2021
Current taxes	(222)	(173)	(373)	(268)
Deferred taxes	7	30	36	23
Taxes relating to prior periods	(2)	(3)	(28)	(7)
Total Income tax (expense) benefit	(217)	(146)	(365)	(252)
The effective tax rates for the three months ended June 30, 2022 and 2021 were 30.1% and 23.5%, respectively. The effective tax rates for the six months ended June 30, 2022 and 2021 were 31.6% and 23.8%, respectively. The 2022 effective tax rate was negatively impacted by an increase in pre-tax losses for which deferred tax benefits were not recognized and the derecognition of certain deferred tax assets, both of which related to Russia. In addition, during 2022, CNH Industrial had larger discrete tax charges associated with unrecognized tax benefits and a discrete tax charge from the sale of Raven's Engineered Films Division. The tax charge associated with the sale of Raven’s Engineered Films Division increased the three and six months ended June 30, 2022 effective tax rate by 4.6% and 2.9%.
As in all financial reporting periods, CNH Industrial assessed the realizability of its deferred tax assets, which relate to multiple tax jurisdictions in all regions of the world. During the six months ended June 30, 2022, CNH Industrial changed its assessment regarding the recognition of its Russian deferred tax assets as of the beginning of the period. In addition, CNH Industrial was unable to recognize deferred tax assets associated with the current year pre-tax losses in that jurisdiction. These two items combined increased the current period effective tax rate by 1.5%.
CNH Industrial operates in many jurisdictions around the world and is routinely subject to income tax audits. As various ongoing audits are concluded, or as the applicable statutes of limitations expire, it is possible CNH Industrial’s amount of unrecognized tax benefits could change during the next twelve months. Those changes, however, are not expected to have a material impact on CNH Industrial’s results of operations, statement of financial position, or cash flows.
10.    Earnings per share
Basic earnings/(loss) per common share (“EPS”) is computed by dividing the Profit/(loss) for the period attributable to the owners of the parent by the weighted average number of common shares outstanding during the period.
Diluted EPS reflects the potential dilution that could occur if dilutive potential common shares were exercised into common shares.
Stock options, restricted stock units and performance stock units deriving from the CNH Industrial share-based payment awards are considered dilutive potential common shares.
Shares acquired under the buyback program are included in the issued shares of the Company and treasury stock, but are not included in average shares outstanding when calculating earnings per share. For additional information on the buyback program, see Note 20 “Equity”.
A reconciliation of basic and diluted earnings/(loss) per share is as follows:

		Three months ended June 30,		Six months ended June 30,
		2022	2021	2022	2021
Net income attributable to CNH Industrial	$ million	499	556	784	952
Net income (loss) attributable to CNH Industrial from Continuing Operations	$ million	499	475	784	803
Net income (loss) attributable to CNH Industrial from Discontinued Operations	$ million	—	81	—	149
Basic earnings (loss) per share attributable to common shareholders:
Weighted average common shares outstanding—basic	millions	1,355	1,354	1,355	1,354
Continuing operations		$0.37	0.35	0.58	0.59
Discontinued operations		$—	0.06	—	0.11
Basic earnings per share attributable to CNH Industrial N.V.		$0.37	0.41	0.58	0.70
Diluted earnings (loss) per share attributable to common shareholders
Weighted average common shares outstanding—basic	millions	1,355	1,354	1,355	1,354
Stock compensation plans (a)	millions	4	7	5	6
Weighted average common shares outstanding—diluted	millions	1,359	1,361	1,360	1,360
Continuing Operations		$0.37	0.35	0.58	0.59
Discontinued Operations		$—	0.06	—	0.11
Diluted earnings per share attributable to CNH Industrial N.V.		$0.37	0.41	0.58	0.70
(a)For the three months ended June 30, 2022, 879 thousand shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact. For the three months ended June 30, 2021, no shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact. For the six months ended June 30,
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 42

2022, 861 thousand shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact. For the six months ended June 30, 2021, no shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact.
11.    Intangible assets
Changes in the carrying amount of Intangible assets for the six months ended June 30, 2022 were as follows:

($ million)	At December 31, 2021	Additions	Amortization	Foreign exchange effects and other changes	At June 30, 2022
Goodwill	3,229	—	—	48	3,277
Development costs	790	82	(94)	(27)	751
Other	1,140	32	(62)	3	1,113
Total Intangible assets	5,159	114	(156)	24	5,141
Goodwill is allocated to the segments as follows: Agriculture for $3,115 million, Construction for $45 million and Financial Services for $117 million. Goodwill and intangible assets with indefinite useful lives are tested for impairment annually or more frequently if a triggering event occurs and impairment indicators are identified. CNH Industrial performed its most recent annual impairment review as of December 31, 2021 and concluded there was no impairment to goodwill for any of the cash-generating units.
The acquisitions of Specialty Enterprises LLC (Specialty) during the second quarter of 2022 led to the increase in Goodwill for Agriculture of $43 million. Goodwill related to the acquisitions was calculated as the excess of the consideration transferred over the net assets recognized and represents the future economic benefits arising from the other assets acquired that could not be individually identified and separately recognized. The valuation of assets acquired and liabilities assumed has not yet been finalized as of June 30, 2022. Thus, goodwill associated with the acquisitions is subject to adjustment during the measurement period.
The acquisitions of Raven and Sampierana during the fourth quarter of 2021 led to an increase in goodwill for Agriculture and Construction of $1.3 billion and $51 million, respectively. Goodwill related to the acquisitions was calculated as the excess of the consideration transferred over the net assets recognized and represents the future economic benefits arising from the other assets acquired that could not be individually identified and separately recognized. The valuation of assets acquired and liabilities assumed has not yet been finalized as of June 30, 2022. Thus, goodwill associated with the acquisitions is subject to adjustment during the measurement period. Measurement period adjustments were recorded in the current quarter that increased Goodwill by $10 million and other intangible assets by $20 million for Agriculture, primarily related to updates of certain of the valuations.
12. Property, plant and equipment
Changes in the carrying amount of Property, plant and equipment for the six months ended June 30, 2022 were as follows:

($ million)	Carrying amount at December 31, 2021	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at June 30, 2022
Property, plant and equipment acquired	1,506	107	(103)	(51)	—	1,459
Right-of-use assets	191	73	(32)	(8)	(3)	221
Total Property, plant and equipment	1,697	180	(135)	(59)	(3)	1,680
At June 30, 2022, Right-of-use assets refer primarily to the following lease contracts: industrial buildings for $169 million ($139 million at December 31, 2021), plant, machinery and equipment for $15 million ($13 million at December 31, 2021), and other assets for $37 million ($39 million at December 31, 2021). For a description of the related lease liabilities, refer to Note 22. Debt.
Short-term and low-value leases are not recorded in the statement of financial position; CNH Industrial recognizes lease expense for $35 million in the six months ended June 30, 2022, ($34 million in the six months ended June 30, 2021 ) in the income statement for these leases on a straight-line basis over the lease term.
13.    Investments and other non-current financial assets
Investments and other non-current financial assets at June 30, 2022 and December 31, 2021 consisted of the following:

($ million)	At June 30, 2022	At December 31, 2021
Investments	331	345
Non-current financial receivables and other non-current securities	18	10
Total Investments and other non-current financial assets	349	355
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 43

Changes in Investments were as follows:

($ million)	At December 31, 2021	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Fair value remeasurements	Other changes	At June 30, 2022
Investments	345	50	2	—	(66)	331
Investments amounted to $331 million at June 30, 2022 ($345 million at December 31, 2021) and primarily included the following: CIFINS S.p.A. $104 million ($105 million at December 31, 2021), New Holland HFT Japan Inc. $75 million ($83 million at December 31, 2021), CNH de Mexico S.A. de C.V. $36 million ($35 million at December 31, 2021) and Turk Traktor Ve Ziraat Makineleri A.S. $40 million ($49 million at December 31, 2021).
Revaluations and write-downs primarily consist of adjustments for the result of the period to the carrying amount of investments accounted for using the equity method.
14.    Leased assets
Leased assets primarily include equipment and vehicles leased to retail customers by Financial Services under operating lease arrangements. Such leases typically have terms of 3 to 5 years with options available for the lessee to purchase the equipment at the lease term date. Revenues for non-lease components is accounted for separately.
Changes in the carrying amount of Leased assets for the six months ended June 30, 2022 were as follows:

($ million)	Carrying amount at December 31, 2021	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at June 30, 2022
Leased assets	1,738	253	(105)	(10)	(262)	1,614
15.    Inventories
At June 30, 2022 and December 31, 2021, Inventories consisted of the following:

($ million)	At June 30, 2022	At December 31, 2021
Raw materials	2,002	1,438
Work-in-progress	943	570
Finished goods	2,588	2,220
Total Inventories	5,533	4,228
At June 30, 2022, Inventories included assets which are no longer subject to operating lease arrangements and were held for sale for a total amount of $18 million ($29 million at December 31, 2021).
16.    Current receivables and Other current financial assets
A summary of Current receivables and Other current financial assets as of June 30, 2022 and December 31, 2021 is as follows:

($ million)	At June 30, 2022	At December 31, 2021
Trade receivables	182	192
Receivables from financing activities	16,871	15,443
Current tax receivables	59	63
Other current receivables and financial assets:
Other current receivables	532	746
Other current financial assets	2	1
Total Other current receivables and financial assets	534	747
Total Current receivables and Other current financial assets	17,646	16,445

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 44

Receivables from financing activities
A summary of Receivables from financing activities as of June 30, 2022 and December 31, 2021 is as follows:

($ million)	At June 30, 2022	At December 31, 2021
Retail:
Retail financing	10,105	9,805
Finance leases	204	215
Total Retail	10,309	10,020

Wholesale:
Dealer financing	6,248	5,373
Total Wholesale	6,248	5,373

Other	314	50
Total Receivables from financing activities	16,871	15,443
CNH Industrial provides and administers financing for retail purchases of new and used equipment sold through its dealer network. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates vary depending on prevailing market interest rates and certain incentive programs offered by Industrial Activities.
Wholesale receivables arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. CNH Industrial may be obligated to repurchase the dealer's equipment upon cancellation or termination of the dealer's contract for such causes as change in ownership, closeout of the business, or default. There were no significant losses in the three and six months ended June 30, 2022 and 2021 relating to the termination of dealer contracts.
For additional information please refer to "Note 17 - Current receivables and Other current financial assets" in our 2021 Annual Report prepared under EU-IFRS.
CNH Industrial assesses and monitors the credit quality of its financing receivables based on whether a receivable is classified as Performing or Non-Performing. Financing receivables are considered past due if the required principal and interest payments have not yet been received as of the date such payments were due. Delinquency is reported on financing receivables greater than 30 days past due. Non-performing financing receivables represent loans for which CNH Industrial has ceased accruing finance income. These receivables are generally more than l90 days past due. Finance income for non-performing receivables is recognized on a cash basis. Accrued interest is charged-off to interest income. Interest income charged-off was not material for the three and six months ended June 30, 2022 and 2021. Interest accrual is resumed if the receivable becomes contractually current and collection becomes probable. Previously suspended income is recognized at that time.
The aging of Receivables from financing activities as of June 30, 2022 and December 31, 2021 is as follows:

	At June 30, 2022
($ million)	Total Current	31-60 Days Past Due	61-90 Days Past Due	Total Performing	Non-Performing	Total

Retail:
North America	6,943	16	—	6,959	—	6,959
Europe, Middle East, Africa	8	—	—	8	17	25
South America	2,143	32	—	2,175	—	2,175
Asia Pacific	1,127	8	10	1,145	5	1,150
Total Retail	10,221	56	10	10,287	22	10,309

Wholesale:
North America	2,698	—	—	2,698	—	2,698
Europe, Middle East, Africa	2,096	5	—	2,101	—	2,101
South America	962	—	—	962	—	962
Asia Pacific	477	3	1	481	6	487
Total Wholesale	6,233	8	1	6,242	6	6,248
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 45

	At December 31, 2021
($ million)	Total Current	31-60 Days Past Due	61-90 Days Past Due	Total Performing	Non-Performing	Total

Retail:
North America	6,620	11	—	6,631	—	6,631
Europe, Middle East, Africa	42	4	—	46	—	46
South America	2,080	—	—	2,080	—	2,080
Asia Pacific	1,239	10	8	1,257	6	1,263
Total Retail	9,981	25	8	10,014	6	10,020

Wholesale:
North America	2,339	—	—	2,339	—	2,339
Europe, Middle East, Africa	1,936	—	—	1,936	—	1,936
South America	626	—	—	626	22	648
Asia Pacific	448	2	—	450	—	450
Total Wholesale	5,349	2	—	5,351	22	5,373
Receivables from financing activities have significant concentrations of credit risk in the agriculture and construction business sectors. On a geographic basis, there is not a disproportionate concentration of credit risk in any area. CNH Industrial typically retains as collateral a security interest in the equipment associated with retail notes, wholesale notes and finance leases.
Allowance for Credit Losses
Allowance for credit losses/(activity) for the three and six months ended June 30, 2022 is as follows:

	Three months ended June 30, 2022
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	63	18	101	182	26	—	48	74
Provision (benefit)	12	2	8	22	—	—	(4)	(4)
Charge-offs, net of recoveries	—	—	(8)	(8)	—	—	(5)	(5)
Transfers	10	(3)	(7)	—	2	2	(4)	—
Foreign currency translation and other	(7)	1	2	(4)	(2)	—	(2)	(4)
Ending balance	78	18	96	192	26	2	33	61

	Six months ended June 30, 2022
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	56	24	75	155	21	—	44	65
Provision (benefit)	12	6	21	39	7	—	(4)	3
Charge-offs, net of recoveries	1	—	(11)	(10)	—	—	(5)	(5)
Transfers	7	(14)	7	—	—	2	(2)	—
Foreign currency translation and other	2	2	4	8	(2)	—	—	(2)
Ending balance	78	18	96	192	26	2	33	61
Receivables:
Ending balance	10,082	151	76	10,309	6,149	21	78	6,248
At June 30, 2022, the allowance for credit losses included an increase in reserves of $15 million for domestic Russian receivables. CNH Industrial continues to monitor the situation in Eastern Europe and will update the macroeconomic factors and qualitative factors in future periods, as warranted. The provision for credit losses is included in cost of sales.
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 46

Allowance for credit losses/(activity) for the three and six months ended June 30, 2021 and for the year ended December 31, 2021 is as follows:

	Three Months Ended June 30, 2021
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	69	24	187	280	24	1	153	178
Provision (benefit)	(3)	—	1	(2)	1	—	(2)	(1)
Charge-offs, net of recoveries	4	—	(6)	(2)	—	—	(1)	(1)
Transfers	7	(2)	(5)	—	(1)	1	—	—
Foreign currency translation and other	(4)	1	9	6	1	—	4	5
Allowance for credit losses/(activity) from Discontinued Operations	(11)	1	(115)	(125)	(5)	(1)	(102)	(108)
Ending balance	62	24	71	157	20	1	52	73

	Six months ended June 30, 2021
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	87	26	191	304	26	1	147	174
Provision (benefit)	(8)	1	9	2	1	—	2	3
Charge-offs, net of recoveries	4	—	(10)	(6)	—	—	(1)	(1)
Transfers	24	(3)	(21)	—	2	1	(3)	—
Foreign currency translation and other	(7)	—	1	(6)	1	—	8	9
Allowance for credit losses/(activity) from Discontinued Operations	(38)	—	(99)	(137)	(10)	(1)	(101)	(112)
Ending balance	62	24	71	157	20	1	52	73
Receivables:
Ending balance	9,036	238	35	9,309	6,112	38	85	6,235

	Year ended December 31, 2021
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	87	26	191	304	26	1	147	174
Provision (benefit)	(14)	4	32	22	2	—	4	6
Charge-offs, net of recoveries	(4)	—	(19)	(23)	—	—	—	—
Transfers	25	(4)	(21)	—	2	—	(2)	—
Foreign currency translation and other	—	(2)	(9)	(11)	1	—	(4)	(3)
Allowance for credit losses/(activity) from Discontinued Operations	(38)	—	(99)	(137)	(10)	(1)	(101)	(112)
Ending balance	56	24	75	155	21	—	44	65
Receivables:
Ending balance	9,778	191	51	10,020	5,241	52	80	5,373
At both June 30, 2021 and December 31, 2021, the allowance for credit losses was reduced by a release of reserves primarily due to the improved outlook for the agricultural industry and a reduced expected impact on credit conditions from the COVID-19 pandemic.
For additional information on the allowance for credit losses please refer to “Note 17 - Current receivables and Other current financial assets” in our 2021 prepared under EU-IFRS.
Troubled Debt Restructurings
A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when the lender grants a concession it would not otherwise consider to a borrower that is experiencing financial difficulties. As a collateral-based lender, CNH Industrial typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 47

TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of the collateral. In determining collateral value, CNH Industrial estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third-party guarantees.
Before removing a receivable from TDR classification, a review of the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations based on a credit review, the TDR classification is not removed from the receivable.
As of June 30, 2022 and 2021, the CNH Industrial's retail and wholesale TDRs were immaterial.
Transfers of financial receivables
CNH Industrial transfers a number of its financial receivables to securitization programs or factoring transactions.
A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This special purpose entity (“SPE”) finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). SPEs utilized in the securitization programs differ from other entities included in CNH Industrial's condensed consolidated financial statements because the assets they hold are legally isolated from CNH Industrial's assets. For bankruptcy analysis purposes, CNH Industrial has sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs creditors. The SPEs have ownership of cash balances that also have restrictions for the benefit of the SPEs’ investors. CNH Industrial's interests in the SPEs’ receivables are subordinate to the interests of third-party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay CNH Industrial's creditors until all obligations of the SPE have been fulfilled or the receivables are removed from the SPE.
Certain securitization trusts are also VIEs and consequently, the VIEs are consolidated since CNH Industrial has both the power to direct the activities that most significantly impact the VIEs' economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs.
No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to CNH Industrial although CNH Industrial provides customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, CNH Industrial does not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by CNH Industrial in its role as servicer.
Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained.
These types of transactions do not qualify for the derecognition of the assets, since the risks and rewards connected with collection are not substantially transferred and, accordingly, the Group continues to recognize the receivables transferred by this means in its consolidated statement of financial position and recognizes a financial liability of the same amount under asset-backed financing.
At June 30, 2022 and December 31, 2021, the carrying amount of such restricted assets included in Receivables from financing activities are the following:

($ million)	At June 30, 2022	At December 31, 2021
Restricted receivables:
Retail financing and finance lease receivables	6,972	6,878
Wholesale receivables	3,921	3,443
Total restricted receivables	10,893	10,321
CNH Industrial has discounted receivables and bills without recourse having due dates beyond June 30, 2022 amounting to $16 million ($33 million at December 31, 2021, with due dates beyond that date), exclusively referred to trade receivables and other receivables.
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 48

17.    Derivative assets and Derivative liabilities
CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or enter into derivative or other financial instruments for speculative purposes. The credit and market risk related to derivatives is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 in the fair value hierarchy. The cash flows underlying all derivative contracts were recorded in operating activities in the condensed consolidated statements of cash flows.
In accordance with IFRS 9, derivative financial instruments qualify for hedge accounting only when, at the inception of the hedge, there is formal designation and documentation of the hedging relationship, there is an economic relationship between the hedging instrument and the hedged item, credit risk does not dominate the value changes that result from the economic relationship, and the hedging relationship’s hedging ratio reflects the actual quantity of the hedging instrument and the hedged item. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.
Foreign Exchange Derivatives
CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income/(loss) and recognized in earnings when the related transaction occurs. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.
For hedging cash flows in a currency different from the functional currency, the hedge relationship reflects the hedge ratio of 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item moving in the opposite direction as a result of the common underlying of hedged risk.
The main sources of hedge ineffectiveness are:
▪the effect of the counterparty and the Group’s own credit risk on the fair value of the foreign exchange derivatives, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the exchange rates, and
▪changes in timing of the hedged transaction.
Ineffectiveness related to these hedge relationships is recognized in the condensed consolidated income statement in the line “Financial income/(expenses)” and was not significant for all periods presented. Fair value changes used as a basis to calculate hedge ineffectiveness were $-176 million for foreign exchange contracts in the six months ended June 30, 2022. The maturity of these instruments does not exceed 24 months and the after-tax gains/(losses) deferred in accumulated other comprehensive income/(loss) that will be recognized in net revenues and cost of sales over the next twelve months, assuming foreign exchange rates remain unchanged, is approximately $-171 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income/(loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.
CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Financial income/(expenses)” and are expected to offset the foreign exchange gains or losses on the exposures being managed.
All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $6.1 billion at June 30, 2022 and $8.2 billion at December 31, 2021.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 49

Interest Rate Derivatives
CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by CNH Industrial to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments are deferred in other comprehensive income/(loss) and recognized in “Financial income/(expenses)” over the period in which CNH Industrial recognizes interest expense on the related debt. The after-tax gains (losses) deferred in other comprehensive income/(loss) that will be recognized in interest expense over the next twelve months are insignificant.
Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the volatility in the fair value of existing fixed rate bonds and medium-term notes due to changes in floating interest rate benchmarks Gains and losses on these instruments are recorded in “Financial income/(expenses)” in the period in which they occur and an offsetting gain or loss is also reflected in “Financial income/(expenses)” based on changes in the fair value of the debt instrument being hedged due to changes in floating interest rate benchmarks.
For hedging interest rate exposures, the hedge relationship reflects the hedge ratio 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item that move in the opposite direction as a result of the common underlying of hedged risk.
The main sources of hedge ineffectiveness are:
▪the effect of the counterparty and the Group’s own credit risk on the fair value of the swaps, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the interest rates, and
▪differences in repricing dates between the swaps and the borrowings.
Any ineffectiveness is recorded in “Financial income/(expenses)” in the condensed consolidated income statement and its amount was insignificant for all periods presented. Fair value changes used as a basis to calculate hedge ineffectiveness were $78.1 million for interest rate derivatives in the six months ended June 30, 2022.
CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments, to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. Net gains and losses on these instruments were insignificant in all periods presented.
All of CNH Industrial’s interest rate derivatives outstanding as of June 30, 2022 and December 31, 2021 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $5.5 billion and $6.4 billion at June 30, 2022 and December 31, 2021, respectively.
As a result of the reform and replacement of specific benchmark interest rates, uncertainty remains regarding the timing and exact nature of those changes. At June 30, 2022, the notional amount of hedging instruments that could be affected by the reform of benchmark interest rates is $1.3 billion ($1.2 billion at December 31, 2021).
With regard to hedge accounting, CNH Industrial continues to monitor significant developments in order to assess the potential future impacts of the COVID-19 pandemic on the hedging relationships in place to update its estimates concerning whether forecasted transactions can still be considered probable of occurring.
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 50

Financial statement impact of CNH Industrial derivatives
The following table summarizes the gross impact of changes in the fair value of derivatives recognized in other comprehensive income and profit or loss during the three and six months ended June 30, 2022 and 2021:

	Three months ended June 30,		Six months ended June 30,
($ million)	2022	2021	2022	2021
Fair value hedges
Interest rate derivatives - Financial income/(expenses)	(21)	(2)	(76)	(23)
Gains/(losses) on hedged items - Financial income/(expenses)	21	2	76	23

Cash flow hedges
Recognized in Other comprehensive income (effective portion):
Foreign exchange derivatives	13	(60)	(119)	(32)
Interest rate derivatives	13	36	50	14

Reclassified from other comprehensive income (effective portion):
Foreign exchange derivatives - Net revenues	1	—	2	(1)
Foreign exchange derivatives - Cost of sales	(40)	(5)	(57)	19
Foreign exchange derivatives - Financial income/(expenses)	6	3	(3)	(3)
Interest rate derivatives - Cost of sales	10	(1)	17	(3)

Not designated as hedges
Foreign exchange derivatives - Financial income/(expenses)	—	(43)	(47)	(41)
The fair values of CNH Industrial’s derivatives as of June 30, 2022 and December 31, 2021 in the condensed consolidated statement of financial position are recorded as follows:

	At June 30, 2022		At December 31, 2021
($ million)	Positive fair value	Negative fair value	Positive fair value	Negative fair value
Derivatives designated as hedging instruments
Fair value hedges:
Interest rate derivatives	7	(31)	33	(6)
Total Fair value hedges	7	(31)	33	(6)

Cash flow hedges:
Foreign exchange derivatives	6	(48)	5	(9)
Interest rate derivatives	83	(25)	32	(18)
Total Cash flow hedges	89	(73)	37	(27)
Total Derivatives designated as hedging instruments	96	(104)	70	(33)

Derivatives not designated as hedging instruments
Foreign exchange derivatives	91	(139)	102	(111)
Interest rate derivatives	50	(83)	12	(15)
Total Derivatives not designated as hedging instruments	141	(222)	114	(126)
Derivative assets/(liabilities)	237	(326)	184	(182)
Derivatives not designated as hedging instruments consist mainly of derivatives (mostly currency-based derivatives) acquired to hedge receivables and payables subject to currency risk and/or interest rate risk which are not formally designated as hedges at Group level.
18.    Cash and cash equivalents
Cash and cash equivalents include cash at bank and other easily marketable securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.
At June 30, 2022, this item included $729 million ($801 million at December 31, 2021) of restricted cash which mainly includes bank deposits that may be used exclusively for the repayment of the debt relating to securitizations classified as Asset-backed financing. At June 30, 2022, this item also included $390 million ($463 million at December 31, 2021) of money market securities and other cash equivalents.
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 51

19.    Assets and Liabilities held for sale
This item may be analyzed as follows at June 30, 2022 and at December 31, 2021:

($ million)	At June 30, 2022	At December 31, 2021
Assets held for sale	127	490

Liabilities held for sale	104	125
The decrease in Assets held for sale of $363 million and in Liabilities held for sale of $21 million, compared to December 31, 2021, was primarily due to the sale of the Engineered Films business division acquired in the Raven acquisition. The amounts classified in Assets and Liabilities held for sale at June 30, 2022, primarily relate to the Aerostar business division, acquired in the Raven acquisition.
20.    Equity
Share capital
The Articles of Association of CNH Industrial N.V. provide for authorized share capital of €40 million, divided into 2 billion common shares and 2 billion special voting shares to be held with associated common shares, each with a per share par value of €0.01. As of June 30, 2022, the Company’s share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,364,400,196 common shares (1,353,386,326 common shares outstanding, net of 11,013,870 common shares held in treasury by the Company as described in the following section) and 396,474,276 special voting shares (371,077,277 special voting shares outstanding, net of 25,396,999 special voting shares held in treasury by the Company as described in the following section), all with a par value of €0.01 each.
For more complete information on the share capital of CNH Industrial N.V., please refer to "Note 21 - Equity” in our 2021 Annual Report prepared under EU-IFRS.
Treasury shares
As of June 30, 2022, the Company held 11 million common shares in treasury, net of transfers of common shares to fulfill its obligations under its stock compensation plans, at an aggregate cost of $121 million.
In order to maintain the necessary operating flexibility over an adequate time period, on April 13, 2022, the Annual General Meeting (“AGM”) granted to the Board of Directors the authority to acquire common shares in the capital of the Company through stock exchange trading on the Euronext Milan and the NYSE or otherwise for a period of 18 months (i.e., up to and including October 12, 2023). Under such authorization the Board’s authority is limited to a maximum of up to 10% of the issued common shares as of the date of the AGM and, in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the Euronext Milan or NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the Euronext Milan or NYSE (as the case may be) minus 10% (minimum price). Neither the renewal of the authorization, nor the launch of any program obliges the Company to buyback any common shares. The launch of any new program is subject to a further resolution of the Board of Director. In any event, such programs may be suspended, discontinued or modified at any time for any reason and without previous notice, in accordance with applicable laws and regulations.
Capital reserves
At June 30, 2022 capital reserves, amounting to $285 million ($3,294 million at December 31, 2021), mainly consisted of the share premium deriving from the merger occurred in 2013 between Fiat Industrial and its majority owned subsidiary CNH Global.
Earnings reserves
Earnings reserves, amounting to $8,393 million at June 30, 2022 ($7,795 million at December 31, 2021), mainly consist of retained earnings and profits attributable to the owners of the parent.
On April 13, 2022, at the AGM, CNH Industrial N.V. shareholders approved a dividend of €0.28 per common share, as recommended on March 1, 2022 by the Board of Directors. The cash dividend was paid on May 4, 2022 for a total amount of $412 million (€379 million).
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 52

Other comprehensive income/(loss)
Other comprehensive income/(loss) consisted of the following:

	Three months ended June 30,		Six months ended June 30,
($ million)	2022	2021	2022	2021
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Remeasurement on defined benefits plans	(1)	—	(1)	(1)
Items relating to Discontinued Operations, net of tax	—	108	—	73
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss (A)	(1)	108	(1)	72

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments arising during the period	26	(24)	(69)	(18)
(Gains)/losses on cash flow hedging instruments reclassified to profit or loss	23	3	41	(12)
Gains/(losses) on cash flow hedging instruments	49	(21)	(28)	(30)

Exchange gains/(losses) on translating foreign operations arising during the period	40	96	294	218
Exchange (gains)/losses on translating foreign operations reclassified to profit or loss	—	—	—	—
Exchange gains/(losses) on translating foreign operations	40	96	294	218

Share of Other comprehensive income/(loss) of entities accounted for using the equity method arising during the period	(21)	(2)	(30)	(18)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method reclassified to profit or loss	—	—	—	—
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(21)	(2)	(30)	(18)
Items relating to Discontinued Operations, net of tax	—	22	—	(78)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss (B)	68	95	236	92
Tax effect (C)	(2)	(4)	(3)	(5)
Total Other comprehensive income/(loss), net of tax (A) + (B) + (C)	65	199	232	159

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 53

The income tax effect for each component of Other comprehensive income/(loss) consisted of the following:

	Three months ended June 30,						Six months ended June 30,
	2022			2021			2022			2021
($ million)	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(1)	2	1	—	—	—	(1)	2	1	(1)	(1)	(2)
Items related to Discontinued Operations	—	—	—	108	—	108	—	—	—	73	—	73
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss	(1)	2	1	108	—	108	(1)	2	1	72	(1)	71

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	49	(4)	45	(21)	(4)	(25)	(28)	(5)	(33)	(30)	(4)	(34)
Exchange gains/(losses) on translating foreign operations	40	—	40	96	—	96	294	—	294	218	—	218
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(21)	—	(21)	(2)	—	(2)	(30)	—	(30)	(18)	—	(18)
Items related to Discontinued Operations	—	—	—	22		22	—	—	—	(78)	—	(78)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	68	(4)	64	95	(4)	91	236	(5)	231	92	(4)	88
Total Other comprehensive income/(loss)	67	(2)	65	203	(4)	199	235	(3)	232	164	(5)	159
Share-based compensation
CNH Industrial recognized total share-based compensation expense of $21 million and $39 million for the three and six months ended June 30, 2022, respectively ($12 million and $23 million in the three and six months ended June 30, 2021, respectively).

21. Provisions
A summary of Provisions at June 30, 2022 and December 31, 2021 is as follows:

($ million)	At June 30, 2022	At December 31, 2021
Employee benefits	694	939
Other provisions:
Warranty and technical assistance provision	484	526
Restructuring provision	28	32
Other risks	1,583	1,555
Total Other provisions	2,095	2,113
Total Provisions	2,789	3,052
Provisions for Employee benefits include provisions for healthcare plans, pension plans and other post-employment benefits, as well as other provisions for employees and provisions for other long-term employee benefits.
Provisions for Other risks include primarily provisions for contractual and commercial risks and disputes.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 54

Employee benefits
The following tables summarize the components of net periodic benefit cost of CNH Industrial’s post-employment benefits plan for the three and six months ended June 30, 2022 and 2021:

	Pension plans		Healthcare plans		Other
	Three Months Ended June 30,		Three Months Ended June 30,		Three Months Ended June 30,
($ million)	2022	2021	2022	2021	2022	2021
Current service cost	2	4	1	1	1	1
Net interest expense	1	1	—	2	—	—
Other costs (income)	1	1	1	1	—	—
Net benefit cost/(income) recognized to profit or loss	4	6	2	4	1	1

	Pension plans		Healthcare plans		Other
	Six Months Ended June 30,		Six Months Ended June 30,		Six Months Ended June 30,
($ million)	2022	2021	2022	2021	2022	2021
Current service cost	5	6	2	2	2	2
Net interest expense	2	2	1	2	—	—
Other costs (income)	1	1	1	1	—	—
Net benefit cost/(income) recognized to profit or loss	8	9	4	5	2	2
22. Debt
An analysis of debt by nature is as follows:

($ million)	At June 30, 2022	At December 31, 2021
Asset-backed financing	9,000	8,875
Other debt:
Bonds	8,021	8,549
Borrowings from banks	2,037	2,253
Payables represented by securities	1,723	1,141
Lease liabilities	228	196
Other	117	172
Payables to Iveco Group	73	503
Total Other debt	12,199	12,814
Debt	21,199	21,689
Total Debt was $21,199 million at June 30, 2022, a decrease of $490 million compared to December 31, 2021. Excluding the positive impact of exchange translation differences ($624 million of decrease in Debt), Debt increased by $134 million due to increase in asset-backed financing and in bank debt, mainly in Financial Services, partially offset by the repayment net of $503 million to Iveco Group related to the net outstanding at year ended December 31, 2021.
During the six months ended June 30, 2022, $31 million for the principal portion of Lease liabilities and $4 million for interest expenses related to lease liabilities were paid, respectively ($71 million and $6 million, respectively, were paid during the six months ended June 30, 2021).
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 55

The following table sets out a maturity analysis of Lease liabilities at June 30, 2022 and December 31, 2021:

($ million)	At June 30, 2022	At December 31, 2021
Less than one year	61	61
One to two years	42	42
Two to three years	36	30
Three to four years	31	25
Four to five years	22	21
More than five years	63	39
Total undiscounted lease payments	255	218
Less: Interest	(27)	(22)
Total Lease liabilities	228	196
At June 30, 2022, the weighted average remaining lease term (calculated on the basis of the remaining lease term and the lease liability balance for each lease) and the weighted average discount rate for leases were 6.1 years and 3.6%, respectively (5.5 years and 3.6%, respectively, at December 31, 2021).
Detailed information about bonds issued by the Group are included in the section "Liquidity and capital resources", paragraph "Debt".
23.    Trade payables
Trade payables were $3,601 million at June 30, 2022 and increased by $70 million from the amount at December 31, 2021.
24.    Other current liabilities
At June 30, 2022, Other current liabilities mainly included $26 million of contract liabilities ($20 million at December 31, 2021), accrued expenses and deferred income of $406 million ($460 million at December 31, 2021), and $894 million of other payables and advances ($1,208 at December 31, 2021).
25.    Commitments and contingencies
As a global company with a diverse business portfolio, CNH Industrial in the ordinary course of business is exposed to numerous legal risks, including, without limitation, dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues, competition law and other investigations and environmental claims. The most significant of these matters are described below.
The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages or fines or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that such a loss has been incurred and the amount can be reasonably estimated, an accrual has been made against CNH Industrial earnings and included in “Other liabilities” on the condensed consolidated balance sheets.
Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, CNH Industrial believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its condensed consolidated financial statements
Other litigation and investigation
Follow-up on Damages Claims: in 2011 Iveco S.p.A. (“Iveco”), which following the Demerger is a wholly-controlled subsidiary of Iveco Group N.V., and its competitors in the European Union were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union (in the period 1997-2011) in relation to medium and heavy trucks. On July 19, 2016, the Commission announced a settlement with Iveco (the “Decision”). Following the Decision, the Company, Iveco and Iveco Magirus AG (“IMAG”) have been named as defendant in proceedings across Europe. The consummation of the Demerger will not result in CNH Industrial being excluded from current and future follow-on proceedings originating from the Decision because under EU competition law a company cannot use corporate reorganizations to avoid liability for private damage claims. In the event one or more of these judicial proceedings would result (directly or indirectly) in a binding decision against CNH Industrial ordering it to
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 56

compensate such claimants as a result of the conduct that was the subject matter of the Decision, and where Iveco and IMAG do not comply with such decisions, as a result of various intercompany arrangements, then CNH Industrial will ultimately have recourse against Iveco and IMAG for the reimbursement of the damages effectively paid to such claimants. The extent and outcome of these claims cannot be predicted at this time. The Company believes that the risk of either Iveco or IMAG or Iveco Group defaulting on potential payment obligations arising from such follow-up damage claims is remote.
FPT Emissions Investigation: on July 22, 2020, a number of FPT Industrial S.p.A.'s offices in Europe were visited by investigators in the context of a request for assistance by the public prosecutors of Frankfurt am Main, Germany and Turin, Italy in relation to alleged noncompliance of two engine models produced by FPT Industrial S.p.A., which is a wholly-controlled subsidiary Iveco Group N.V., installed in certain Ducato (a vehicle distributed by Stellantis N.V.) and Iveco Daily vehicles. In certain instances CNH Industrial and other third parties have also received various requests for compensation by German and Austrian customers on various contractual and tort grounds, including requests for damages resulting from the termination of the purchase contracts, or in the form of requests for an alleged lower residual value of their vehicles as a consequence of the alleged non-compliance with other approval regulations regarding emissions. In certain instances, other customers have brought judicial claims on the same legal and factual bases. While the Company had no role in the design and sale of such engine models and vehicles, the Company cannot predict at this time the extent and outcome of these requests and directly or indirectly related legal proceedings, including customer claims or potential class actions alleging emissions non-compliance. The Company believes that the risk of either FPT Industrial or Iveco Group N.V. defaulting on potential payment obligations arising from such proceedings is remote.
Guarantees
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees on non-consolidated affiliates as of June 30, 2022 and December 31, 2021 totaling of $18 million and $15 million, respectively.
26.    Segment reporting
The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by CNH Industrial which has the following three operating segments:
▪Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde and Överum brands in Europe and the Miller brand, primarily in North America and Australia.
▪Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders and compact track loaders. Construction equipment is sold under the CASE Construction Equipment, New Holland Construction and Eurocomach brands.
▪Financial Services provides and administers retail financing to customers for the purchase or lease of new and used agricultural and construction equipment sold by CNH Industrial brand dealers. In addition, Financial Services provides wholesale financing to CNH Industrial brand dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies. The European operations of CNH Industrial Financial Services are supported by the Iveco Group's Financial Services segment. CNH Industrial provides financial services to Iveco Group companies in the South America, Asia Pacific and North America regions.
The activities carried out by the two industrial segments Agriculture and Construction, as well as corporate functions, are collectively referred to as "Industrial Activities".
Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.
With reference to Industrial Activities' segments, the CODM assesses segment performance and makes decisions about resource allocation based upon Adjusted EBIT calculated using U.S. GAAP. CNH Industrial believes Adjusted EBIT more fully reflects Industrial Activities segments' inherent profitability. Adjusted EBIT of Industrial Activities under U.S.
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 57

GAAP is defined as net income (loss) before: Income taxes, Financial Services' results, Industrial Activities’ interest expenses (net), foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.
With reference to Financial Services, the CODM assesses the performance of the segment and makes decisions about resource allocation on the basis of net income prepared in accordance with U.S. GAAP.
The following table summarizes Adjusted EBIT of Industrial Activities under U.S. GAAP by reportable segment:

	Three months ended June 30,		Six months ended June 30,
($ million)	2022	2021	2022	2021
Agriculture	663	582	1,089	981
Construction	34	24	66	49
Unallocated items, eliminations and other	(43)	(34)	(72)	(65)
Adjusted EBIT of Industrial Activities under U.S. GAAP	654	572	1,083	965
A reconciliation from Adjusted EBIT of Industrial Activities under U.S. GAAP to CNH Industrial's consolidated Profit/(loss) before taxes under EU-IFRS for the three and six months ended June 30, 2022 and 2021 is provided below:

	Three months ended June 30,		Six months ended June 30,
($ million)	2022	2021	2022	2021
Adjusted EBIT of Industrial Activities under U.S. GAAP	654	572	1,083	965
Adjustments/reclassifications to convert from Adjusted EBIT of Industrial Activities under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS:
Financial income/(expenses) under EU-IFRS	(24)	(30)	(76)	(79)
Development costs	(4)	(9)	(11)	(20)
Other adjustments(1)	94	89	160	193
Total adjustments/reclassifications	66	50	73	94
Profit/(loss) before taxes under EU-IFRS	720	622	1,156	1,059
(1) This item also includes the different accounting impact from the modification of a healthcare plan in the U.S..
Net income of Financial Services prepared under U.S. GAAP for the three and six months ended June 30, 2022 and 2021 is summarized as follows, together with a reconciliation to CNH Industrial’s consolidated Profit/(loss) before taxes under EU-IFRS for the same periods:

	Three months ended June 30,		Six months ended June 30,
($ million)	2022	2021	2022	2021
Net income of Financial Services under U.S. GAAP (A)	95	85	177	163
Eliminations and other (B)(*)	457	429	711	714
CNH Industrial’s consolidated Net income/(loss) under U.S. GAAP (C) = (A) + (B)	552	514	888	877
Adjustments to conform to EU-IFRS (D)(**)	(49)	(38)	(97)	(70)
Income tax (expense) benefit under EU-IFRS (E)	(217)	(146)	(365)	(252)
Profit/(loss) before taxes under EU-IFRS (F) = (C) + (D) - (E)	720	622	1,156	1,059
(*) Includes Net income of Industrial Activities under U.S. GAAP
(**) Details about this item are provided in Note 30 “EU-IFRS to U.S. GAAP reconciliation”.
There are no segment assets reported to the CODM for assessing performance and allocating resources. Additional reportable segment information under U.S. GAAP is provided as follows.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 58

Additional reportable segment information under U.S. GAAP
Revenues under U.S. GAAP, together with a reconciliation to the corresponding EU-IFRS consolidated item for the three and six months ended June 30, 2022 and 2021, are provided below:

	Three months ended June 30,		Six months ended June 30,
($ million)	2022	2021	2022	2021
Agriculture	4,722	3,970	8,099	7,008
Construction	891	808	1,694	1,464
Net sales of Industrial Activities	5,613	4,778	9,793	8,472
Financial Services	471	392	937	789
Eliminations and other	(2)	4	(3)	9
Total Revenues under U.S. GAAP	6,082	5,174	10,727	9,270
Difference(*)	(12)	(5)	(20)	(15)
Total Net Revenues under EU-IFRS	6,070	5,169	10,707	9,255
(*) Primarily different classification of interest income of Industrial Activities
27.    Fair value measurement
Fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety:
▪Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
▪Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;
▪Level 3 — inputs are not based on observable market data.
This hierarchy requires the use of observable market data when available.
Assets and liabilities measured at fair value on a recurring basis
The following table presents, for each of the fair value hierarchy levels, the assets and liabilities that are measured at fair value on a recurring basis at June 30, 2022 and December 31, 2021:

		At June 30, 2022				At December 31, 2021
($ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other investments	(13)	—	—	48	48	—	—	47	47
Derivative assets	(17)	—	237	—	237	—	184	—	184
Money market securities	(18)	241	—	—	241	336	—	—	336
Total Assets		241	237	48	526	336	184	47	567
Derivative liabilities	(17)	—	(326)	—	(326)	—	182	—	182
Total Liabilities		—	(326)	—	(326)	—	182	—	182
The following table provides a reconciliation from the opening balance to the closing balance for fair value measurements categorized in Level 3 of fair value in the six months ended June 30, 2022 and 2021:

($ million)	Six months ended June 30, 2022	Six months ended June 30, 2021
At January 1	47	15
Continuing Operations	47	9
Discontinued Operations	—	6

Acquisitions/(disposals)	2	15
Other changes	(1)	—
Total change related to Continuing Operations	1	15
Other changes related to Discontinued Operations	—	—
Total change	1	15

At June 30	48	30
Continuing Operations	48	24
Discontinued Operations	—	6
Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 17 “Derivative assets and Derivative liabilities”.
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 59

Assets and liabilities not measured at fair value
The estimated fair values for financial assets and liabilities that are not measured at fair value in the condensed statement of financial position at June 30, 2022 and December 31, 2021 are as follows:

		At June 30, 2022
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
Retail financing	(16)	—	—	9,826	9,826	10,105
Dealer financing	(16)	—	—	6,246	6,246	6,248
Finance leases	(16)	—	—	199	199	204
Other receivables from financing activities	(16)	—	—	314	314	314
Total Receivables from financing activities		—	—	16,585	16,585	16,871
Asset-backed financing	(22)	—	8,798	—	8,798	9,000
Bonds	(22)	4,677	3,125	—	7,802	8,021
Borrowings from banks	(22)	—	1,914	—	1,914	2,037
Payables represented by securities	(22)	—	1,763	—	1,763	1,723
Lease liabilities	(22)	—	—	228	228	228
Other debt	(22)	—	117	73	190	190
Total Debt		4,677	15,717	301	20,695	21,199

		At December 31, 2021
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
Retail financing	(16)	—	—	9,970	9,970	9,805
Dealer financing	(16)	—	—	5,369	5,369	5,373
Finance leases	(16)	—	—	216	216	215
Other receivables from financing activities	(16)	—	—	50	50	50
Total Receivables from financing activities		—	—	15,605	15,605	15,443
Asset-backed financing	(22)	—	8,769	—	8,769	8,875
Bonds	(22)	5,515	3,336	—	8,851	8,549
Borrowings from banks	(22)	—	2,154	—	2,154	2,253
Payables represented by securities	(22)	—	1,144	—	1,144	1,141
Lease liabilities	(22)	—	—	196	196	196
Other debt	(22)	—	172	503	675	675
Total Debt		5,515	15,575	699	21,789	21,689
Receivables from financing activities
The fair value of Receivables from financing activities is based on the discounted values of their related cash flows at market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.
Debt
All Debt is classified as a Level 2 fair value measurement, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. and the bonds issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement. The fair value of these bonds has been estimated making reference to quoted prices in active markets.
The fair value of Asset-backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and has been estimated based on discounted cash flows analysis using the current market interest rates at period-end adjusted for the Group non-performance risk over the remaining term of the financial liability.
The fair value of Lease liabilities classified within Level 3 of the fair value hierarchy has been estimated using discounted cash flow models that require significant adjustments using unobservable inputs.
Other financial assets and liabilities
The carrying amount of Cash at banks, Restricted cash, Other cash equivalents, Trade receivables, Other current receivables and financial assets, Trade payables and Other current liabilities included in the condensed consolidated statement of financial position approximates their fair value, due to the short maturity of these items.
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 60

28. Related party transactions
In accordance with IAS 24 – Related Party Disclosures, CNH Industrial’s related parties are companies and persons capable of exercising control, joint control or significant influence over the Group.
As of June 30, 2022 CNH Industrial's related parties were primarily EXOR N.V. and the companies that EXOR N.V. controlled or had a significant influence over, including Iveco Group N.V. post-Demerger, Stellantis N.V. (formerly Fiat Chrysler Automobiles N.V. which, effective January 16, 2021, merged with Peugeot S.A. by means of a cross-border legal merger) and its subsidiaries and affiliates ("Stellantis"), and Iveco Group N.V. which effective January 1, 2022 separated from CNH Industrial N.V. by way of a demerger under Dutch law and became a public listed company independent from CNH Industrial’s unconsolidated subsidiaries, associates or joint ventures. In addition, the members of the Board of Directors and managers of CNH Industrial with strategic responsibility and members of their families were also considered related parties.
As of June 30, 2022, based on public information available and in reference to the Company's files, EXOR N.V. held 42.5% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets, and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of June 30, 2022.
In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.
The Company’s Audit Committee reviews and approves all significant related party transactions.
Transactions with EXOR N.V. and its subsidiaries and affiliates
EXOR N.V. is an investment holding company. As of June 30, 2022 and December 31, 2021, among other things, EXOR N.V. managed a portfolio that includes investments in Stellantis, Iveco Group and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the three and six months ended June 30, 2022 and 2021.
In connection with the establishment of Fiat Industrial (now CNH Industrial) through the demerger from Fiat (which was subsequently merged into Fiat Chrysler Automobiles N.V. which is now Stellantis), the two companies entered into a Master Services Agreement (“Stellantis MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and Stellantis provide services to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the Stellantis MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the Stellantis MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. During the six months ended June 30, 2022 and 2021, Stellantis subsidiaries provided CNH Industrial with administrative services such as accounting, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the Stellantis MSA and the applicable Opt-in letters.
Furthermore, CNH Industrial and Stellantis engage in other minor transactions in the ordinary course of business.
These transactions with Stellantis are reflected in these Semi-Annual Condensed Consolidated Financial Statements as follows:

	Three months ended June 30,		Six months ended June 30,
($ million)	2022	2021	2022	2021
Net revenues	—	—	—	—
Cost of sales	6	10	11	18
Selling, general and administrative costs	12	15	25	28

($ million)	At June 30, 2022	At December 31, 2021
Trade receivables	—	—
Trade payables	16	20
Transactions with Iveco Group post-Demerger
CNH Industrial and Iveco Group post-Demerger entered into transactions consisting of the sale of engines from Iveco Group to CNH Industrial. Additionally, concurrent with the Demerger, the Companies entered into services contracts in relation to general administrative and specific technical matters, provided by either CNH Industrial to Iveco Group and vice versa as follows:
Master Service Agreements: CNH Industrial and Iveco Group entered into a two-year Master Services Agreement (“MSA”) whereby each Party (and its subsidiaries) may provide services to the other (and its subsidiaries). Services provided under the MSA relate mainly to lease of premises and depots and IT services.
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 61

Engine Supply Agreement: in relation to the design and supply of off-road engines from Iveco Group to CNH Industrial post-Demerger, Iveco Group and CNH Industrial entered into a ten-year Engine Supply Agreement (“ESA”) whereby Iveco Group will sell to CNH Industrial post-Demerger diesel, CNG and LNG engines and provide post-sale services.
Financial Service Agreement: in relation to certain financial services activities carried out by either CNH Industrial to Iveco Group post-Demerger or vice versa, in connection with the execution of the Demerger Deed, CNH Industrial and Iveco Group entered into a three-year Master Services Agreement (“FS MSA”), whereby each Party (and its subsidiaries) may provide services and/or financial services activities to the other (and its subsidiaries). Services provided under the FS MSA relate mainly to wholesale and retail financing activities to suppliers, distribution network and customers.
The transactions with Iveco Group post-Demerger are reflected in the Condensed Combined Financial Statements as follows:

	Three months ended June 30,		Six months ended June 30,
($ million)	2022	2021	2022	2021
Net revenues	21	5	21	10
Cost of sales	243	258	503	489

($ million)	At June 30, 2022	At December 31, 2021
Trade and other receivables	27	87
Financial receivables	281	3,483
Trade and other payables	194	181
Financial payables	73	3,986

Transactions with joint ventures
CNH Industrial sells agricultural and construction equipment, and provides technical services to joint ventures such as CNH de Mexico S.A. de C.V., Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions are reflected in the Semi-Annual Condensed Consolidated Financial Statements as follows:

	Three months ended June 30,		Six months ended June 30,
($ million)	2022	2021	2022	2021
Net revenues	96	99	222	212
Cost of sales	123	124	244	231

($ million)	At June 30, 2022	At December 31, 2021
Trade receivables	—	—
Trade payables	69	101
Transactions with associates
At June 30, 2022 and 2021, there were no material transactions with associates. At June 30, 2022, CNH Industrial had provided guarantees on commitments of its associates for an amount of $18 million related to CNH Industrial Capital Europe S.a.S. ($15 million at December 31, 2021).
Transactions with unconsolidated subsidiaries
For the three months ended June 30, 2022 and 2021, there were no material transactions with unconsolidated subsidiaries.
Compensation to Directors and Key Management
The fees of the Directors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated legal entities, and the notional compensation cost arising from stock grants awarded to certain Executive Directors and Officers, amounted to an expense of approximately $19 million and $5 million in the six months ended June 30, 2022 and 2021, respectively.
The aggregate expense incurred in the six months ended June 30, 2022 and 2021 for the compensation of Executives with strategic responsibilities of the Group amounted approximately to $19 million in both periods. These amounts included the notional compensation cost for share-based payments.
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 62

29.    Translation of financial statements denominated in a currency other than the U.S. dollar
The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Six months ended June 30, 2022		At December 31, 2021	Six months ended June 30, 2021
	Average	At June 30		Average	At June 30
Euro	0.915	0.963	0.883	0.830	0.841
Pound sterling	0.770	0.826	0.742	0.720	0.722
Swiss franc	0.944	0.959	0.912	0.908	0.924
Polish zloty	4.239	4.506	4.059	3.764	3.804
Brazilian real	5.082	5.279	5.571	5.384	4.969
Canadian dollar	1.271	1.292	1.271	1.247	1.239
Argentine peso(1)	125.210	125.210	102.630	95.730	95.730
Turkish lira	14.870	16.738	13.450	7.900	8.685
(1)    From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. After the same date, transactions for entities with the Argentine peso as the functional currency were translated using the closing spot rate.
30.    EU-IFRS to U.S. GAAP reconciliation
These Semi-Annual Condensed Consolidated Financial Statements have been prepared in accordance with the EU-IFRS (see section “Significant accounting policies”, paragraph “Basis of preparation”, for additional information).
CNH Industrial reports quarterly and annual consolidated financial results in accordance with EU-IFRS for European listing purposes and for Dutch law requirements and in accordance with U.S. GAAP for SEC reporting purposes.
EU-IFRS differ in certain significant requirements from U.S. GAAP. In order to help readers to understand the difference between the two sets of financial statements of the Group, CNH Industrial has provided, on a voluntary basis, a reconciliation from EU-IFRS to U.S. GAAP as follows:
Reconciliation of Profit

		Six months ended June 30,
($ million)	Note	2022	2021
Profit/(loss) in accordance with EU-IFRS		791	807
Adjustments to conform to U.S. GAAP:
Development costs	(a)	11	20
Other adjustments(1)	(b)	108	66
Tax impact on adjustments and other income tax differences	(c)	(22)	(16)
Total adjustments		97	70
Net income/(loss) in accordance with U.S. GAAP		888	877
(1)    This item also includes the different accounting impact from the modification of a healthcare plan in the U.S.

Reconciliation of Total Equity

($ million)	Note	At June 30, 2022	At December 31, 2021
Total Equity in accordance with EU-IFRS		6,428	8,426
Adjustments to conform to U.S. GAAP:
Development costs	(a)	(751)	(2,058)
Other adjustments	(b)	(45)	(28)
Tax impact on adjustments and other income tax differences	(c)	162	468
Total adjustments		(634)	(1,618)
Total Equity in accordance with U.S. GAAP		5,794	6,808
Description of reconciling items
Reconciling items presented in the tables above are described as follows:
(a)Development costs
Under EU-IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under EU-IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 63

impairment charges of previously capitalized development costs recorded under EU-IFRS, have been reversed under U.S. GAAP.
(b)    Other adjustments
It mainly includes the following items:
▪Goodwill and other intangible assets: goodwill is not amortized but rather tested for impairment at least annually under both EU-IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the Group’s two sets of financial statements is primarily due to the different times when EU-IFRS and ASC 350 - Intangibles – Goodwill and Other, were adopted. CNH Industrial transitioned to EU-IFRS on January 1, 2004. Prior to the adoption of EU-IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years.
▪Defined benefit plans: the differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between EU-IFRS and U.S. GAAP. Under EU-IFRS, actuarial gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S. GAAP, actuarial gains and losses are deferred through the use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.
▪Restructuring provisions: the main difference between EU-IFRS and U.S. GAAP with respect to accruing for restructuring costs is that EU-IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when the Group has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for the Group’s restructuring activities.
(c)     Tax impact on adjustments and other income tax differences
This item includes the tax effects of adjustments included in (a) and (b), primarily related to development costs, as well as other differences arising in the accounting for deferred tax assets and liabilities. The Group’s policy for accounting for deferred income taxes under EU-IFRS is described in section “Significant accounting policies” of the CNH Industrial Consolidated Financial Statements at December 31, 2021. This policy is similar to U.S. GAAP, which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between EU-IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pre-tax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between EU-IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to jurisdictions with U.S. GAAP pre-tax book losses higher than those recorded for EU-IFRS purposes.
31.    Subsequent events
On July 26, 2022, CNH Industrial completed the sale of the Raven Aerostar Division, completing its divestiture of all Raven held for sale entities.
On July 28, 2022, the Board of Directors approved a $300 million share buyback program to be launched at the completion of the existing €100 million program.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2022 64

RESPONSIBILITY STATEMENT

The Board of Directors is responsible for preparing the 2022 Semi-Annual Report, inclusive of the Semi-Annual Condensed Consolidated Financial Statements and the Semi-Annual Management Report, in accordance with the Dutch Financial Supervision Act and IAS 34 - Interim Financial Reporting as endorsed by the European Union.
In accordance with Section 5:25d, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Semi-Annual Condensed Consolidated Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss of CNH Industrial N.V. and its subsidiaries, and the undertakings included in the consolidation as a whole, and the Semi-Annual Management Report provides a fair review of the information required pursuant to Section 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act.

August 3, 2022

The Board of Directors
Suzanne Heywood
Scott W. Wine
Léo W. Houle
Catia Bastioli
Howard W. Buffett
John Lanaway
Karen Linehan
Alessandro Nasi
Vagn Sørensen
Asa Tamsons
Responsibility Statement 65